Filed Pursuant to Rule 424(b)(4)
Registration No. 333-116223
PROSPECTUS
    ARBOR REALTY TRUST, INC.
5,450,675 Shares
Common Stock

        This prospectus relates to up to 5,450,675 shares of common stock of Arbor Realty Trust, Inc. that the selling stockholders named in this prospectus may offer for sale from time to time. The selling stockholders named in this prospectus either currently own the shares they are offering, or may acquire these shares by exercising warrants for shares of common stock. We will not receive any of the proceeds from the sale of any shares by the selling stockholders.
      The selling stockholders from time to time may offer and sell the shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. These sales may be made on the New York Stock Exchange or other exchanges on which our common stock is then traded, in the over-the-counter market, in negotiated transactions or otherwise at prices and at terms then prevailing or at prices related to the then current market prices or at prices otherwise negotiated.
      Our common stock trades on the New York Stock Exchange under the symbol “ABR.” The last reported sale price of our common stock on May 12, 2005 was $26.13 per share.
      Investing in our common stock involves risks. See “Risk Factors” beginning on page 3 for a discussion of these risks.
       Our principal office is located at 333 Earle Ovington Boulevard, Uniondale, New York, N.Y. 11553. Our telephone number is (516) 832-8002.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is May 13, 2005

      You should rely only on the information contained or incorporated or deemed to be incorporated by reference into this prospectus. We have not authorized anyone to provide you with different or additional information. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth in this prospectus or in our affairs since the date of this prospectus.
      This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

PROSPECTUS SUMMARY
      This summary highlights selected information contained elsewhere in this prospectus. Since it is a summary, this section may not contain all the information that you should consider before investing in our common stock. You should carefully read this entire prospectus, including the “Risk Factors” section, and the documents incorporated by reference in this prospectus before making an investment decision.
      In this prospectus, unless the context indicates otherwise, (a) the words “we,” “us,” “our,” “Arbor,” and similar references refer to Arbor Realty Trust, Inc. and its subsidiaries, including Arbor Realty Limited Partnership, our operating partnership, (b) “our board of directors” refers to the board of directors of Arbor Realty Trust, Inc. and (c) the word “Arbor Commercial Mortgage” or “our manager” refer to Arbor Commercial Mortgage, LLC.
Arbor Realty Trust, Inc.
      We are a specialized real estate finance company that invests in a diversified portfolio of structured finance assets in the multi-family and commercial real estate market. We invest primarily in real estate-related bridge and mezzanine loans, including junior participating interests in first mortgages, and preferred equity and, in limited cases, discounted mortgage notes and other real estate-related assets, which we refer to collectively as structured finance investments. We also invest in mortgage-related securities. Our principal business objective is to maximize the difference between the yield on our investments and the cost of financing these investments to generate cash available for distribution, facilitate capital appreciation and maximize total return to our stockholders.
      We conduct substantially all of our operations through our operating partnership, Arbor Realty Limited Partnership, and its subsidiary, Arbor Realty SR, Inc. We have elected and intend to be taxed as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code and generally will not be subject to federal taxes on our income to the extent we distribute our taxable income to our stockholders and maintain our qualification as a REIT. Arbor Realty SR, Inc. also intends to elect and to qualify for taxation as a REIT.
      We are externally managed and advised by Arbor Commercial Mortgage, LLC, a national commercial real estate finance company that specializes in debt and equity financing for multi-family and commercial real estate, pursuant to the terms of a management agreement described below. We believe Arbor Commercial Mortgage’s experience and reputation positions it to originate attractive investment opportunities for us. Our management agreement with Arbor Commercial Mortgage was developed to capitalize on synergies with Arbor Commercial Mortgage’s origination infrastructure, existing business relationships and management expertise.
      We believe the financing of multi-family and commercial real estate offers significant growth opportunities that demand customized financing solutions. Arbor Commercial Mortgage has granted us a right of first refusal to pursue all structured finance investment opportunities identified by Arbor Commercial Mortgage. Arbor Commercial Mortgage continues to originate and service multi-family and commercial mortgage loans under Fannie Mae, Federal Housing Administration and conduit commercial lending programs. We believe that the customer relationships established from these lines of business may generate additional real estate investment opportunities for our business.

      We are a Maryland corporation formed in June 2003. Our principal executive offices are located at 333 Earle Ovington Boulevard, Uniondale, New York 11553. Our telephone number is (516) 832-8002. Our website is located at www.arborrealtytrust.com. The information contained on our website is not a part of this prospectus.

The Offering

Common stock offered	The selling stockholders named in this prospectus may, from time to time, sell 5,450,675 shares of our common stock.

Offering price	The selling stockholders are offering, from time to time, the shares of common stock being offered by this prospectus at the then current market price or at a price related to the then current market price or at a price otherwise negotiated.

Use of proceeds	The selling stockholders will receive all of the proceeds from the sale of the shares of common stock offered hereby. We will not receive any proceeds from the sale of the shares of common stock offered hereby.

New York Stock Exchange symbol	“ABR”

RISK FACTORS
      An investment in our common stock involves a number of risks. Before making an investment decision, you should carefully consider all of the risks described below and the other information contained in this prospectus. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the value of our common stock could decline and you may lose all or part of your investment.
Risks Related to Our Business

We may change our investment strategy without stockholder consent, which may result in riskier investments than our current investments.
      We may change our investment strategy and guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, our current structured finance investments. A change in our investment strategy or guidelines may increase our exposure to interest rate and real estate market fluctuations.

We depend on key personnel with long standing business relationships, the loss of whom could threaten our ability to operate our business successfully.
      Our future success depends, to a significant extent, upon the continued services of our manager and our employees. In particular, the mortgage lending experience of Mr. Ivan Kaufman and Mr. Fred Weber and the extent and nature of the relationships they have developed with developers of multi-family and commercial properties and other financial institutions are critical to the success of our business. We cannot assure you of their continued employment with Arbor Commercial Mortgage or us. The loss of services of one or more members of our manager’s officers or our officers could harm our business and our prospects.

The repurchase agreements and credit facilities that we use to finance our investments may require us to provide additional collateral and may leave us without funding should our funding sources file for bankruptcy.
      Credit facilities, including repurchase agreements, involve the risk that the market value of the loans pledged or sold by us to the funding source may decline in value, in which case the lending institution may require us to provide additional collateral to pay down a portion of the funds advanced.

We invest in multi-family and commercial real estate loans, which involve a greater risk of loss than single family loans.
      Our investments include multi-family and commercial real estate loans that are considered to involve a higher degree of risk than single family residential lending because of a variety of factors, including generally larger loan balances, dependency for repayment on successful operation of the mortgaged property and tenant businesses operating therein, and loan terms that include amortization schedules longer than the stated maturity and provide for balloon payments at stated maturity rather than periodic principal payments. In addition, the value of commercial real estate can be affected significantly by the supply and demand in the market for that type of property.

Mezzanine loans involve greater risks of loss than senior loans secured by income producing properties.
      We invest in mezzanine loans that take the form of subordinated loans secured by second mortgages on the underlying property or loans secured by a pledge of the ownership interests of either the entity owning the property or a pledge of the ownership interests of the entity that owns the interest in the entity owning the property. These types of investments involve a higher degree of risk than long term senior mortgage lending secured by income producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our investment. In addition, mezzanine loans may have higher loan to value ratios than conventional mortgage loans, resulting in less equity in the property and increasing the risk of loss of principal.

Preferred equity investments involve a greater risk of loss than traditional debt financing.
      We invest in preferred equity investments, which involve a higher degree of risk than traditional debt financing due to a variety of factors, including that such investments are subordinate to other loans and are not secured by property underlying the investment. Furthermore, should the issuer default on our investment, we would only be able to proceed against the partnership in which we have an interest, and not the property underlying our investment. As a result, we may not recover some or all of our investment.

Un-insured and non-investment grade mortgage assets involve risk of loss.
      We originate and acquire uninsured and non-investment grade mortgage loans and mortgage assets as part of our investment strategy. Such loans and assets include mezzanine loans and bridge loans. While holding such interests, we are subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under mortgage loans held by us, we bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the mortgage loan. To the extent we suffer such losses with respect to our investments in mortgage loans, the value of our company and the price of our common stock may be adversely affected.

We may make equity investments in real estate, the value of which may fluctuate.
      We may make equity investments in real property. In addition, our loans held for investment are generally directly or indirectly secured by a lien on real property that, upon the occurrence of a default on the loan, could result in our acquiring ownership of the property. Investments in real property or real property related assets are subject to varying degrees of risk. The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental income that can be generated net of expenses required to be incurred with respect to the property. The rental income from these properties may be adversely affected by a number of factors, including general economic climate and local real estate conditions, an oversupply of (or a reduction in demand for) space in properties in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants. Net income from properties also is affected by such factors as the cost of compliance with government regulations, including zoning and tax laws, and the potential for liability under applicable laws. Many expenditures associated with properties (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the properties. Adverse changes in these factors may have a material adverse effect on the ability of our borrowers to pay their loans, as well as on the value that we can realize from properties we own or acquire.

Risks of cost overruns and noncompletion of renovation of the properties underlying rehabilitation loans may materially adversely affect our investment.
      The renovation, refurbishment or expansion by a borrower under a mortgaged property involves risks of cost overruns and noncompletion. Estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. Other risks may include rehabilitation costs exceeding original estimates, possibly making a project uneconomical, environmental risks and rehabilitation and subsequent leasing of the property not being completed on schedule. If such renovation is not completed in a timely manner, or if it costs more than expected, the borrower may experience a prolonged impairment of net operating income and may not be able to make payments on our investment.

Participating interests may not be available and, even if obtained, may not be realized.
      In connection with the acquisition and origination of certain structured finance assets, we may, subject to the requirements for qualification as a REIT, obtain participating interests, or equity “kickers,” in the owner of the property that entitle us to payments based upon a development’s cash flow, profits or any increase in the value of the development that would be realized upon a refinancing or sale of the development. Competition for participating interests is dependent to a large degree upon market conditions. Participating interests are more difficult to obtain when multi-family and commercial real estate financing is available at relatively low interest rates. In the current interest rate environment, we may have greater difficulty obtaining participating interests. Participating interests are not government insured or guaranteed and are therefore subject to the general risks inherent in real estate investments. Therefore, even if we are successful in originating mortgage loans that provide for participating interests, there can be no assurance that such interests will result in additional payments to us.

Competition in acquiring desirable investments may limit their availability, which could, in turn, negatively affect our ability to maintain our dividend distribution.
      We compete in investing in structured finance assets and mortgage-related securities with numerous public and private real estate investment vehicles, such as other REITs, mortgage banks, pension funds, institutional investors and individuals. Structured finance assets are often obtained through a competitive bidding process. Many of our competitors are larger than us, have access to greater capital and other resources, have management personnel with more experience than our officers or our manager and have other advantages over us and our manager in conducting certain business and providing certain services. Competition may result in higher prices for structured finance assets and mortgage-related securities, lower yields and a narrower spread of yields over our borrowing costs. In addition, competition for desirable investments could delay the investment of our equity capital in desirable assets, which may, in turn, reduce earnings per share and may negatively affect our ability to maintain our dividend distribution. There can be no assurance that we will achieve investment results that will allow any specified level of cash distribution.

Interest rate fluctuations may adversely affect the value of our assets, net income and common stock.
      Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Interest rate fluctuations present a variety of risks, including the risk of a mismatch between asset yields and borrowing rates, variances in the yield curve and fluctuating prepayment rates and may adversely affect our income and value of our common stock.

Prepayment rates can increase, thus adversely affecting yields.
      The value of our assets may be affected by prepayment rates on mortgage loans. Prepayment rates on loans are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. In periods of declining interest rates, prepayments on loans generally increase. If general interest rates decline as well, the proceeds of such prepayments received during such periods are likely to be reinvested by us in assets yielding less than the yields on the assets that were prepaid. In addition, the market value of the structured finance assets may, because of the risk of prepayment, benefit less than other fixed income securities from declining interest rates. Under certain interest rate and prepayment scenarios, we may fail to recoup fully our cost of acquisition of certain investments. A portion of our investments require payments of deferred interest upon prepayment or maturity of the investment. This deferred interest will generally discourage a borrower from repaying an investment ahead of its scheduled maturity. We may not be able to structure future investments that contain similar deferred interest payments. A majority of the assets currently in our portfolio do not have prepayment protection.

Increased levels of prepayments on the mortgages underlying our mortgage related securities might decrease our net interest income or result in a net loss.
      Pools of mortgage loans underlie the mortgage related securities that we acquire. We generally will receive payments from the payments that are made on these underlying mortgage loans. When we acquire mortgage related securities, we anticipate that the underlying mortgages will prepay at a projected rate generating an expected yield. When borrowers prepay their mortgage loans faster than expected, this results in corresponding prepayments on the mortgage related securities reducing the expected yield.
      Prepayment rates generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Prepayment rates also may be affected by other factors, including, without limitation, conditions in the housing and financial markets, general economic conditions and the relative interest rates on adjustable-rate and fixed-rate mortgage loans. No strategy can completely insulate us from prepayment or other such risks.

Our investment strategy involves risk of default and delays in payments.
      We may incur losses if there are payment defaults under the mortgage related securities that we may acquire. We will invest in agency-sponsored whole loan pool certificates, which are certificates issued by GNMA, Federal National Mortgage Association, or FNMA and the Federal Home Loan Mortgage Corporation, or FHLMC which are collateralized by pools of commercial or residential mortgages. Payment of principal and interest underlying securities issued by GNMA are guaranteed by the U.S. government. FNMA and FHLMC mortgage related securities are guaranteed as to payment of principal and interest by the respective agency issuing the security. It is possible that guarantees made by FHLMC or FNMA would not be honored in the event of default on the underlying securities. Legislation may be proposed to change the relationship between certain agencies, such as FNMA or FHLMC, and the federal government. This may have the effect of reducing the actual or perceived credit quality of mortgage related securities issued by these agencies. As a result, such legislation could increase the risk of loss on investments in FNMA and/or FHLMC mortgage related securities. We currently intend to continue to invest in such securities, even if such agencies’ relationships with the federal government changes.

Refinancing our credit facilities may materially adversely affect our results of operations.
      We borrow funds under our credit facilities to fund the origination of our structured finance investments. Our investments may have maturities that are different from the maturities for certain of the credit facilities under which we borrow to finance them. If the terms of these credit facilities expire and we are required to repay amounts outstanding thereunder before the related investment matures, we would have to seek new financing for these investments that may not be on as favorable terms as these credit facilities and our net income would be adversely affected.

Changes in market conditions may adversely affect our credit facilities and repurchase agreements.
      Credit facilities, including repurchase agreements, involve the risk that the market value of the loans pledged or sold to the funding source by us may decline, in which case the lending institution may require us to provide additional collateral or pay down a portion of the funds advanced. In addition, in the event the funding source files for bankruptcy or becomes insolvent, our loans may become subject to the bankruptcy or insolvency proceedings, thus depriving us, at least temporarily, of the benefit of these assets. Such an event could materially adversely affect our business.

We may not be able to acquire eligible collateral for our CDO issuance, or may not be able to issue CDO securities on attractive terms, either of which may adversely affect the returns we anticipate on our loans and investments.
      We may not be able to acquire loans and investments that are eligible to collateralize our collateralized debt obligation, or CDO, or may not be able to issue additional CDO securities on attractive terms that closely match fund the duration of our assets and liabilities. This would require us to seek more costly financing for our loans and investments which would adversely affect our returns. In addition, funds received upon repayment of loans and investments collateralizing the CDO may be maintained in the CDO until such collateral is replaced within the CDO. The rate at which we are able to acquire eligible CDO collateral may adversely impact our anticipated returns.

In order to close transactions in a time frame that meets our customers’ needs, we may perform underwriting analyses in a very short period of time, which may result in credit decisions based on limited information.
      From time to time, we gain a competitive advantage by being able to analyze and close transactions within a very short period of time. Our underwriting guidelines require a thorough analysis of many factors, including the underlying property’s financial performance and condition, geographic market assessment, experience and financial strength of the borrower and future prospects of the property within the market. If we make the decision to extend credit to a borrower prior to the completion of one or more of these analyses, we may fail to identify certain credit risks that we would otherwise have identified.

The geographic concentration of the properties underlying our investments may increase our risk of loss.
      We have not established any limit upon the geographic concentration of properties underlying our investments. As a result, properties underlying our investments may be overly concentrated in certain geographic areas, and we may experience losses as a result. As of December 31, 2004, 55% and 13% of the outstanding balance of the structured finance investments we hold had underlying properties in New York and Florida, respectively. A worsening of economic conditions in these states could have an adverse effect on our business, including reducing the demand for new financings, limiting the ability of customers to pay financed amounts and impairing the value of our collateral.

Volatility of values of multi-family and commercial properties may adversely affect our loans and investments.
      Multi-family and commercial property values and net operating income derived from such properties are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions (such as an oversupply of housing, retail, industrial, office or other commercial space); changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; retroactive changes to building or similar codes; and increases in operating expenses (such as energy costs). In the event a property’s net operating income decreases, a borrower may have difficulty paying our loan, which could result in losses to us. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay our loans, which could also cause us to suffer losses.

We may be unable to generate sufficient revenue from operations to pay our operating expenses and to pay dividends to our stockholders.
      As a REIT, we are generally required to distribute at least 90% of our taxable income, subject to certain adjustments, to our stockholders each year. In order to qualify for the tax benefits accorded to REITs, we intend to pay quarterly dividends and to make distributions to our stockholders in amounts such that we distribute all or substantially all of our taxable income each year. However, our ability to make distributions may be adversely affected by the risk factors described in this prospectus. In the event of a downturn in our operating results and financial performance or unanticipated declines in the value of our asset portfolio, we may be unable to declare or pay quarterly dividends or make distributions to our stockholders. The timing and amount of dividends are in the sole discretion of our board of directors, which considers, among other factors, our earnings, financial condition, debt service obligations and applicable debt covenants, REIT qualification requirements and other tax considerations and capital expenditure requirements as our board may deem relevant from time to time.

      Among the factors that could adversely affect our results of operations and impair our ability to make distributions to our stockholders are:

•	our ability to make profitable structured finance investments;

•	defaults in our asset portfolio or decreases in the value of our portfolio;

•	the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates; and

•	increased debt service requirements, including those resulting from higher interest rates on variable rate indebtedness.
      A change in any one of these factors could affect our ability to make distributions. If we are not able to comply with the restrictive covenants and financial ratios contained in our credit facilities, our ability to make distributions to our stockholders may also be impaired. We cannot assure you that we will be able to make distributions to our stockholders in the future or that the level of any distributions we make will increase over time.

We may need to borrow funds under our credit facilities in order to satisfy our REIT distribution requirements, and a portion of our distributions may constitute a return of capital. Debt service on any borrowings for this purpose will reduce our cash available for distribution.
      We may need to borrow funds to meet the REIT requirement that we distribute at least 90% of our taxable income each year to our stockholders if our cash flows from operations are not sufficient to cover the distribution requirements or because there are differences in timing between the recognition of taxable income and the actual receipt of income in cash. Generally, our credit facilities allow us to borrow up to a maximum amount against each of our investments financed under these credit facilities. If we have not borrowed the maximum allowable amount against any of these investments, we may borrow funds under our credit facilities up to these maximum amounts in order to satisfy REIT distribution requirements. Any required debt service will reduce cash and net income available for operations or distribution to our stockholders.
      In order to maximize the return on our funds, cash generated from operations is generally used to temporarily pay down borrowings under credit facilities whose primary purpose is to fund our new loans and investments. When making distributions, we borrow the required funds by drawing on credit capacity available under our credit facilities. To date, all distributions have been funded in this manner. In 2004, we made distributions of $1.16 per share, and our net income was $1.52 per share. If distributions exceed cash available in the future, we may be required to borrow additional funds, which would reduce the amount of cash available for other purposes, or sell assets in order to meet our REIT distribution requirements.

Failure to maintain an exemption from the Investment Company Act would adversely affect our results of operations.
      We believe that we conduct and we intend to conduct our business in a manner that allows us to avoid being regulated as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. Section 3(c)(5)(C) of the Investment Company Act exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring “mortgages and other liens on and interests in real estate.” The staff of the SEC has provided guidance on the availability of this exemption. The staff’s position generally requires us to maintain at least 55% of our assets in qualifying real estate interests. Loans that are secured by equity interests in entities that directly or indirectly own the underlying real property, rather than a mortgage on the underlying property itself, and ownership of equity interests in owners of real property may not qualify as an interest in real estate for purposes of the 55% of assets test depending on the type of entity. Mortgage-related securities that do not represent all of the certificates issued with respect to an underlying pool of mortgages also may not qualify for purposes of the 55% of assets test. Therefore, our ownership of these types of debt instruments and equity interests may be limited by the provisions of the Investment Company Act. To the extent that we do not comply with the SEC staff’s 55% of assets test or another exemption or exclusion from registration under the Investment Company Act or other interpretations under the Investment Company Act, we may be deemed to be an investment company. If we fail to maintain an exemption or other exclusion from registration as an investment company we could, among other things, be required either to substantially change the manner in which we conduct our operations to avoid being required to register as an investment company or to register as an investment company, either of which could have an adverse effect on us and the market price of our common stock. If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration and other matters.

We are subject to various risks related to our use of, and dependence on, debt.
      The amount we have to pay on variable rate debt increases as interest rates increase, which may decrease cash available for distribution to stockholders. All of our outstanding debt, which as of December 31, 2004, was $574.9 million, consists of variable rate debt under our credit facilities that we use to finance our loans and other investments. We cannot assure you that we will be able to meet our debt service obligations. If we do not meet our debt service obligations, we risk the loss of some or all of our assets. Changes in economic conditions or our financial results or prospects could (1) result in higher interest rates on variable rate debt, (2) reduce the availability of debt financing generally or debt financing at favorable rates, (3) reduce cash available for distribution to stockholders and (4) increase the risk that we could be forced to liquidate assets to repay debt, any of which could have a material adverse affect on us.
      Our credit facilities contain covenants that prohibit us from effecting a change in control or disposing of or encumbering assets being financed and restrict us from making any material amendment to our underwriting guidelines without approval of the lender. We are also required to maintain financial ratios under these agreements including minimum net worth, minimum debt-to-equity and minimum liquidity ratios. If we violate these covenants in any of these agreements, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, if at all. Violations of these covenants may result in our being unable to borrow unused amounts under a line of credit, even if repayment of some or all borrowings is not required.
      In any event, financial covenants under our current or future debt obligations could impair our business strategies by limiting our ability to borrow beyond certain amounts or for certain purposes.

We leverage our portfolio, which may adversely affect our return on our investments and may reduce cash available for distribution.
      We leverage our portfolio through borrowings, generally through the use of warehouse credit facilities and repurchase agreements. The percentage of our leverage varies depending on our ability to obtain credit facilities and the lender’s estimate of the stability of the portfolio’s cash flow. We currently have a policy limiting our leverage to 80% of the value of our assets on an aggregate basis unless approval to exceed the 80% limit is obtained from our board of directors. Our return on our investments and cash available for distribution to our stockholders may be reduced to the extent that changes in market conditions cause the cost of our financing to increase relative to the income that can be derived from the assets acquired.
      Our debt service payments reduce the net income available for distributions to stockholders. We may not be able to meet our debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations.

      A decrease in the value of the assets may lead to a requirement that we repay certain borrowings. We may not have the funds available to satisfy such repayments.

A general economic slowdown could have a material effect on our business.
      Periods of economic slowdown or recession may be accompanied by declines in real estate values. Delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. Because a portion of the investments we make are subordinate to other creditors, the rate of delinquencies, foreclosures and losses on our mortgage loans could be higher than those generally experienced in the mortgage lending industry. If our loans go into and remain in default, we may have to foreclose and may incur substantial losses. Because real estate investments are relatively illiquid, our ability to promptly sell one or more investments or properties underlying foreclosed investments in our portfolio may be limited. In addition, any material decline in real estate values would increase the loan to value ratio of loans that we have previously extended, weaken our collateral coverage and increase the possibility of a loss in the event of a borrower default. Any sustained period of increased delinquencies, foreclosures or losses is likely to materially and adversely affect our ability to finance loans in the future. Furthermore, certain international events have caused significant uncertainty in the global financial markets. While the long term effects of these events and their potential consequences are uncertain, they could have a material adverse effect on general economic conditions, consumer confidence and market liquidity.

Liability relating to environmental matters may impact the value of the underlying properties.
      Under various federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The presence of hazardous substances may adversely affect an owner’s ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of an underlying property becomes liable for removal costs, the ability of the owner to make debt payments may be reduced, which in turn may adversely affect the value of the relevant mortgage asset held by us.

We are substantially controlled by Arbor Commercial Mortgage and its controlling equity owner, Mr. Kaufman.
      Mr. Ivan Kaufman is our chairman and chief executive officer and the president and chief executive officer of our manager. Further, Mr. Kaufman and the entities controlled by him together beneficially own approximately 90% of the outstanding membership interests of Arbor Commercial Mortgage. Arbor Commercial Mortgage owns approximately 3.8 million operating partnership units, representing a 19% limited partnership interest in our operating partnership and we own the remaining 81%. The operating partnership units are redeemable for cash or, at our election, for shares of our common stock generally on a one-for-one basis. Each of the operating partnership units Arbor Commercial Mortgage owns is paired with one share of our special voting preferred stock, each of which entitle Arbor Commercial Mortgage to one vote on all matters submitted to a vote of our stockholders. Therefore, Arbor Commercial Mortgage is currently entitled to approximately 3.8 million votes, or 19% of the voting power of our outstanding stock. We granted Arbor Commercial Mortgage and Mr. Kaufman, as its controlling equity owner, an exemption from the ownership limitation contained in our charter, in connection with Arbor Commercial Mortgage’s acquisition of 3,146,724 shares of our special voting preferred stock on July 1, 2003. Because of his position with us and our manager and his ability to effectively vote a substantial minority of our outstanding voting stock, Mr. Kaufman has significant influence over our policies and strategy.

We may engage in hedging transactions that may limit our gains or result in losses.
      We may use derivatives to hedge our liabilities and this has certain risks, including:

•	losses on a hedge position may reduce the cash available for distribution to stockholders and such losses may exceed the amount invested in such instruments;

•	counterparties to a hedging arrangement could default on their obligations; and

•	we may have to pay certain costs, such as transaction fees or brokerage costs.
      Our board of directors has adopted a general policy with respect to our use of interest rate swaps, the purchase or sale of interest rate collars, caps or floors, options, mortgage derivatives and other hedging instruments in order to hedge as much of the interest rate risk as our manager determines is in the best interest of our stockholders, given the cost of such hedges and subject to the requirements for qualifying as a REIT. Our board’s policy does not set forth specific policies and procedures for the use of these instruments. We may use these hedging instruments in our risk management strategy to limit the effects of changes in interest rates on our operations. A hedge may not be effective in eliminating all of the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of the use of derivatives.
Risks Related to Conflicts of Interest

We are dependent on our manager with whom we have conflicts of interest.
      We have only twenty-two employees, including Fred Weber, our executive vice president of structured finance, John C. Kovarik, our chief credit officer, Gene Kilgore, our executive vice president of structured securitization, Robyn Stern, our executive vice president of asset management and a 15-person asset management group, and are dependent upon our manager, Arbor Commercial Mortgage, to provide services to us that are vital to our operations. Our chairman, chief executive officer and president, Mr. Ivan Kaufman, is also the chief executive officer and president of our manager. Our chief financial officer, Mr. Frederick Herbst, is the chief financial officer of our manager and our secretary and general counsel, Mr. Walter Horn, is the general counsel of our manager. In addition, Mr. Kaufman and the entities controlled by him together beneficially own approximately 90% of the outstanding membership interests of Arbor Commercial Mortgage and Messrs. Herbst, Weber, Martello, Kilgore and Horn, collectively hold an approximately 5% ownership interest in Arbor Commercial Mortgage. Mr. Martello also serves as the trustee of one of the Kaufman entities that holds a majority of the outstanding membership interests in Arbor Commercial Mortgage and co-trustee of another Kaufman entity that owns an equity interest in our manager. Arbor Commercial Mortgage holds an approximately 19% limited partnership interest in our operating partnership and approximately 19% of the voting power of our outstanding stock.
      We may enter into transactions with Arbor Commercial Mortgage outside the terms of the management agreement with the approval of majority vote of the independent members of our board of directors. Transactions required to be approved by a majority of our independent directors include, but are not limited to, our ability to purchase securities and mortgages and other assets from Arbor Commercial Mortgage or to sell securities and assets to Arbor Commercial Mortgage. Arbor Commercial Mortgage may from time to time provide permanent mortgage loan financing to clients of ours, which will be used to refinance bridge financing provided by us. We and Arbor Commercial Mortgage may also make loans to the same borrower or to borrowers that are under common control. Additionally, our policies and those of Arbor Commercial Mortgage may require us to enter into intercreditor agreements in situations where loans are made by us and Arbor Commercial Mortgage to the same borrower.
      We have entered into a management agreement with our manager under which our manager provides us with all of the services vital to our operations other than asset management services. However, the management agreement was not negotiated at arm’s length and its terms, including fees payable, may not be as favorable to us as if it had been negotiated with an unaffiliated third party. Certain matters relating to our organization also were not approved at arm’s length and the terms of the contribution of assets to us may not be as favorable to us as if the contribution was with an unaffiliated third party.
      The results of our operations are dependent upon the availability of, and our manager’s ability to identify and capitalize on, investment opportunities. Our manager’s officers and employees are also responsible for providing the same services for Arbor Commercial Mortgage’s portfolio of investments. As a result, they may not be able to devote sufficient time to the management of our business operations.

Conflicts of interest could arise in transactions where we lend to borrowers in which Arbor Commercial Mortgage holds an equity interest.
      Arbor Commercial Mortgage has contributed loans to us that are secured by properties in which Arbor Commercial Mortgage owns equity interests in the borrower. Every transaction that we enter into with an entity in which Arbor Commercial Mortgage holds equity interests raises a potential conflict of interest. Conflicts of interest with respect to these mortgage loans include, among others, decisions regarding (1) whether to waive defaults of such borrower, (2) whether to foreclose on a loan, and (3) whether to permit additional financing on the properties securing our investments other than financing provided by us.

Termination of our management agreement may be costly.
      Termination of the management agreement with our manager is difficult and costly. Our management agreement may be terminated by us (1) without cause, after the initial two year period, on six months’ prior written notice and (2) with cause in the event of our manager’s uncured breach of the management agreement, if approved by a majority of our independent directors. If we terminate the management agreement without cause or elect not to renew the management agreement in connection with the decision to manage our portfolio internally, we are required to pay our manager a termination fee equal to the base management fee and the incentive compensation earned during the twelve month period preceding the termination. If we terminate the management agreement without cause (except in a case where we become internally managed) or elect not to renew the management agreement for any other reason, including a change of control of us, we are required to pay our manager a termination fee equal to two times the base management fee and the incentive compensation earned during the twelve-month period preceding the termination. If we terminate without cause and become internally managed, we are required to pay our manager a termination fee equal to the base management fee and the incentive compensation earned during the 12-month period preceding the termination. These provisions may increase the effective cost to us of terminating the management agreement, thereby adversely affecting our ability to terminate our manager without cause.

If our manager terminates the management agreement, we may not be able to find an adequate replacement manager.
      At any time after the initial two-year term of the management agreement, our manager may terminate the management agreement without cause or elect not to renew the agreement, without penalty (except in certain cases of a change in control of the manager during the first three years of the management agreement), on six months’ prior written notice to us. In the event of our uncured breach of the management agreement, our manager may also terminate the agreement for cause without penalty. If our manager terminates our agreement, we may not be able to find an adequate replacement manager.

Our directors have approved very broad investment guidelines for our manager and do not approve each investment decision made by our manager.
      Our manager is authorized to follow very broad investment guidelines. Our directors will periodically review our investment guidelines and our investment portfolio. However, our board does not review each proposed investment. In addition, in conducting periodic reviews, the directors rely primarily on information provided to them by our manager. Furthermore, transactions entered into by our manager may be difficult or impossible to unwind by the time they are reviewed by the directors. Our manager has great latitude within the broad investment guidelines in determining the types of assets it may decide are proper investments for us.

Our fee structure with our manager may cause our manager to invest in more risky investments to increase funds from operations and thereby increase the incentive fee earned by our manager.
      The management compensation structure that we have agreed to with our manager may cause our manager to invest in high risk investments. Our manager is entitled to a base management fee, which is based on the equity of our operating partnership. The amount of the base management fee does not depend on the performance of the services provided by our manager or the types of assets it selects for our investment, but the value of our operating partnership’s equity will be affected by the performance of these assets. Our manager is also entitled to receive incentive compensation based in part upon our achievement of targeted levels of funds from operations. In evaluating investments and other management strategies, the opportunity to earn incentive compensation based on funds from operations may lead our manager to place undue emphasis on the maximization of funds from operations at the expense of other criteria, such as preservation of capital, in order to achieve higher incentive compensation. Investments with higher yield potential are generally riskier or more speculative. This could result in increased risk to the value of our invested portfolio.
Risks Related to Our Status as a REIT

If we do not qualify as a REIT or fail to remain qualified as a REIT, we will be subject to tax as a regular corporation and could face substantial tax liability.
      We intend to operate so as to qualify as a REIT under the Internal Revenue Code. However, qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent mistake could jeopardize our REIT status. Our continued qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. In particular, our ability to qualify as a REIT depends in part on the relative values of our common and special voting preferred stock, which have not been determined by independent appraisal, are susceptible to fluctuation, and could, if successfully challenged by the IRS, cause us to fail to meet the ownership requirements. In addition, our ability to qualify as a REIT will depend on the ability of Arbor Realty SR, Inc. to so qualify. Moreover, our ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes.
      Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT. If we fail to qualify as a REIT in any tax year, then:

•	we would be taxed as a regular domestic corporation, which, among other things, means we would be unable to deduct distributions to stockholders in computing taxable income and would be subject to federal income tax on our taxable income at regular corporate rates;

•	any resulting tax liability could be substantial and would reduce the amount of cash available for distribution to stockholders; and

•	unless we were entitled to relief under applicable statutory provisions, we would be disqualified from treatment as a REIT for the subsequent four taxable years following the year during which we lost our qualification, and thus, our cash available for distribution to stockholders would be reduced for each of the years during which we did not qualify as a REIT.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.
      Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes, such as mortgage recording taxes. Any of these taxes would decrease cash available for distribution to our stockholders. In addition, in order to meet the REIT qualification requirements, or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we may hold some of our assets through taxable subsidiary corporations.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities.
      To qualify as a REIT for federal income tax purposes we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.
      To qualify as a REIT we must ensure that at the end of each calendar quarter at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities generally cannot comprise more than 10% of the outstanding voting securities, or more than 10% of the total value of the outstanding securities, of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than assets which qualify for purposes of the 75% asset test) may consist of the securities of any one issuer, and no more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments.

Liquidation of collateral may jeopardize our REIT status.
      To continue to qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate investments to satisfy our obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our status as a REIT.

Complying with REIT requirements may force us to borrow to make distributions to stockholders.
      In order to qualify as a REIT, we must generally, among other requirements, distribute at least 90% of our taxable income, subject to certain adjustments, to our stockholders each year. To the extent that we satisfy the distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws.
      From time to time, we may generate taxable income greater than our net income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders (for example, where a borrower defers the payment of interest in cash pursuant to a contractual right or otherwise). If we do not have other funds available in these situations we could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.
      At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may change. Any such changes may have retroactive effect, and could adversely affect us or or our stockholders. Legislation enacted in 2003 generally reduced the federal income tax rate on most dividends paid by corporations to individual investors to a maximum of 15% (through 2008). REIT dividends, with limited exceptions, will not benefit from the rate reduction, because a REIT’s income generally is not subject to corporate level tax. As such, this legislation could cause shares in non-REIT corporations to be a more attractive investment to individual investors than shares in REITs, and could have an adverse effect on the value of our common stock.

Restrictions on share accumulation in REITs could discourage a change of control of us.
      In order for us to qualify as a REIT, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year.

      In order to prevent five or fewer individuals from acquiring more than 50% of our outstanding shares and a resulting failure to qualify as a REIT, our charter provides that, subject to certain exceptions, no person, including entities, may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 9.6% of the aggregate value or number of shares (whichever is more restrictive) of our outstanding common stock, or more than 9.6%, by value, of our outstanding shares of capital stock of all classes, in the aggregate. Our board of directors has approved an amendment to our charter to reduce these percentage limits from 9.6% to 8.3%, subject to the approval of our stockholders. This amendment will be voted on at our 2005 annual meeting of stockholders on May 25, 2005. If approved, this amendment will be effective January 1, 2006. For purposes of the ownership limitations, warrants held by a person will be deemed to have been exercised.
      Shares of our stock that would otherwise be directly or indirectly acquired or held by a person in violation of the ownership limitations are, in general, automatically transferred to a trust for the benefit of a charitable beneficiary, and the purported owner’s interest in such shares is void. In addition, any person who acquires shares in excess of these limits is obliged to immediately give written notice to us and provide us with any information we may request in order to determine the effect of the acquisition on our status as a REIT.
      We granted Arbor Commercial Mortgage and Mr. Kaufman, as its controlling equity owner, an exemption from the ownership limitation contained in our charter, in connection with Arbor Commercial Mortgage’s acquisition of 3,146,724 shares of our special voting preferred stock on July 1, 2003, which exemption also allowed Arbor Commercial Mortgage to acquire an additional 629,345 shares of special voting preferred stock. Arbor Commercial Mortgage currently owns 3,776,069 shares of our special voting preferred stock.
      While these restrictions are designed to prevent any five individuals from owning more than 50% of our shares, they could also discourage a change in control of our company. These restrictions may also deter tender offers that may be attractive to stockholders or limit the opportunity for stockholders to receive a premium for their shares if an investor makes purchases of shares to acquire a block of shares.

Complying with REIT requirements may limit our ability to hedge effectively.
      The REIT provisions of the Internal Revenue Code may limit our ability to hedge our operations. Under current law, any income that we generate from derivatives or other transactions intended to hedge our interest rate risks will generally constitute income that does not qualify for purposes of the 75% income requirement applicable to REITs, and will also be treated as nonqualifying income for purposes of the REIT 95% income test unless specified requirements are met. In addition, any income from foreign currency or other hedges would generally constitute nonqualifying income for purposes of both the 75% and 95% REIT income tests under current law. See “Federal Income Tax Considerations — Taxation of Arbor Realty — Derivatives and Hedging Transactions.” As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.
Risks Related to the Offering

The market price and trading volume of our common stock may be volatile.
      While there has been active trading in our common stock since our initial public offering in April 2004, we cannot assure you that an active trading market in our common stock will be sustained.
      Even if active trading of our common stock continues, the market price of our common stock may be highly volatile and be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell shares of our common stock at or above the purchase price you paid to acquire them. We cannot assure you that the market price of our common shares will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common shares include:

•	actual or anticipated variations in our quarterly operating results or dividends;

•	changes in our funds from operations or earnings estimates or publication of research reports about us or the real estate industry;

•	increases in market interest rates that lead purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional shareholders;

•	speculation in the press or investment community; and

•	general market and economic conditions.

Our charter generally does not permit ownership in excess of 9.6% of our common or capital stock, and attempts to acquire our capital stock in excess of these limits are ineffective without prior approval from our board of directors.
      For the purpose of preserving our REIT qualification, our charter generally prohibits direct or constructive ownership by any person of more than 9.6% (by value or by number of shares, whichever is more restrictive) of the outstanding shares of our common stock or 9.6% (by value) of our outstanding shares of capital stock. For purposes of this calculation, warrants held by such person will be deemed to have been exercised if such exercise would result in a violation. Our charter’s constructive ownership rules are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than these percentages of the outstanding stock by an individual or entity could cause that individual or entity to own constructively in excess of these percentages of the outstanding stock and thus be subject to our charter’s ownership limit. Any attempt to own or transfer shares of our common or preferred stock in excess of the ownership limit without the consent of the board of directors will result in the shares being automatically transferred to a charitable trust or otherwise be void.
      Our board of directors has approved an amendment to our charter to reduce the aggregate stock and the common stock ownership limits in our charter from 9.6% to 8.3%, subject to the approval of our stockholders. This amendment will be voted on at our 2005 annual meeting of stockholders on May 25, 2005. If approved, this amendment will be effective January 1, 2006.

Maryland takeover statutes may prevent a change of our control. This could depress our stock price.
      Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. The statute permits various exceptions, including business combinations that are exempted by the board of directors before the time that an interested stockholder becomes an interested stockholder. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or

•	an affiliate or associate of the corporation who, at any time within the two year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

      A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder.
      After the five year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares of voting stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.
      The business combination statute may prevent or discourage others from trying to acquire control of us and increase the difficulty of consummating any offer, including potential acquisitions that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Our staggered board and other provisions of our charter and bylaws may prevent a change in our control.
      Our board of directors is divided into three classes of directors. The current terms of the Class I, Class II and Class III directors will expire in 2007, 2005 and 2006, respectively. Directors of each class are chosen for three year terms upon the expiration of their current terms, and each year one class of directors is elected by the stockholders. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our stockholders. In addition, our charter and bylaws also contain other provisions that may delay or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Future offerings of debt securities, which would be senior to our common stock upon liquidation, or equity securities, which would dilute the holdings of our existing stockholders and may be senior to our common stock for the purposes of dividend distributions or distributions upon liquidation, may adversely affect the market price of our common stock.
      In the future we may attempt to increase our capital resources by making additional offerings of debt or equity securities, including commercial paper, medium term notes, senior or subordinated notes and classes of preferred stock or common stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. If we decide to issue preferred stock in addition to our special voting preferred stock already issued, it could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to make a dividend distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

Securities eligible for future sale may have adverse effects on our share price.
      The effect of future sales of our common stock or the availability of our common stock for future sales may affect the market price of our common stock. As of May 11, 2005, 16,741,122 shares of our common stock are outstanding, 283,901 shares are reserved and authorized for issuance under our stock incentive plan, 3,776,069 shares are authorized for issuance upon redemption of operating partnership units held by Arbor Commercial Mortgage and 61,612 shares are authorized upon exercise of warrants. Our stockholders will vote on an amendment to authorize an additional 250,000 shares of common stock for issuance under our stock incentive plan at our 2005 annual meeting of stockholders on May 25, 2005, which would bring the total number of shares reserved and authorized for issuance under the stock incentive plan to 533,901. We have granted registration rights to Arbor Commercial Mortgage relating to the resale of shares of common stock that we may issue upon redemption of its 3,776,069 operating partnership units. Furthermore, we satisfy our obligation to pay up to 25% of the incentive compensation payable to our manager under the management agreement with shares of our common stock, and Arbor Commercial Mortgage may elect to have its entire incentive compensation payable with shares of our common stock. Our manager earned $1.6 million in incentive compensation for the year ended December 31, 2004, all of which was paid in shares of our common stock per the election of Arbor Commercial Mortgage. The issuance of common stock could cause dilution of our existing common stock and a decrease in the market price.

We have not established a minimum dividend payment level and there are no assurances of our ability to pay dividends in the future.
      We intend to pay quarterly dividends and to make distributions to our stockholders in an amount such that all or substantially all of our taxable income in each year, subject to certain adjustments, is distributed. We have not established a minimum dividend payment level and our ability to pay dividends may be adversely affected by the risk factors described in this prospectus. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time. There are no assurances of our ability to pay dividends in the future. In addition, some of our distributions may include a return of capital.

An increase in market interest rates may have an adverse effect on the market price of our common stock.
      One of the factors that investors may consider in deciding whether to buy or sell shares of our common stock is our dividend rate as a percentage of our share price relative to market interest rates. If the market price of our common stock is based primarily on the earnings and return that we derive from our investments and income with respect to our properties and our related distributions to stockholders, and not from the market value or underlying appraised value of the properties or investments themselves, then interest rate fluctuations and capital market conditions will likely affect the market price of our common stock. For instance, if market rates rise without an increase in our dividend rate, the market price of our common stock could decrease as potential investors may require a higher dividend yield on our common stock or seek other securities paying higher dividends or interest. In addition, rising interest rates would result in increased interest expense on our variable rate debt, thereby adversely affecting cash flow and our ability to service our indebtedness and pay dividends.

Broad market fluctuations could negatively impact the market price of our common stock.
      The stock market has experienced extreme price and volume fluctuations that have affected the market price of many companies in industries similar or related to ours and that have been unrelated to these companies’ operating performances. These broad market fluctuations could reduce the market price of our common stock. Furthermore, our operating results and prospects may be below the expectations of public market analysts and investors or may be lower than those of companies with comparable market capitalizations, which could lead to a material decline in the market price of our common stock.

ERISA may restrict investments by plans in our common stock.
      A plan fiduciary considering an investment in our common stock should consider, among other things, whether such an investment might constitute or give rise to a prohibited transaction under ERISA, the Internal Revenue Code or any substantially similar federal, state or local law and whether an exemption from such prohibited transaction rules is available.

FORWARD-LOOKING STATEMENTS
      The information contained in this prospectus is not a complete description of our business or the risks associated with an investment in Arbor Realty Trust, Inc. We urge you to carefully review and consider the various disclosures made by us in this prospectus.
      This prospectus contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to, among other things, the operating performance of our investments and financing needs. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from forecasted results. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in economic conditions generally and the real estate market specifically; adverse changes in the financing markets we access affecting our ability to finance our loan and investment portfolio; changes in interest rates; the quality and size of the investment pipeline and the rate at which we can invest our cash; impairments in the value of the collateral underlying our loans and investments; changes in the markets; legislative/regulatory changes; completion of pending investments; the availability and cost of capital for future investments; competition within the finance and real estate industries; and other risks detailed from time to time in our SEC reports. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our management’s views as of the date of this prospectus. The factors noted above could cause our actual results to differ significantly from those contained in any forward-looking statement.
      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

USE OF PROCEEDS
      The selling stockholders will receive all of the proceeds from the sale of the common stock offered hereby. We will not receive any proceeds from the sale of the common stock offered hereby.

SELLING STOCKHOLDERS
      In accordance with a registration rights agreement that we entered into with JMP Securities, LLC in July 2003, we have filed a shelf registration statement, of which this prospectus is a part, covering the resale from time to time of shares of our common stock by the selling stockholders named in this prospectus. 5,450,675 shares of our common stock are being registered for resale from time to time pursuant to the shelf registration statement of which this prospectus is a part. The selling stockholders named in this prospectus either currently own the shares they are offering, or may acquire these shares by exercising warrants for shares of common stock.
      The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the number of shares of common stock listed under the column entitled “Number of Shares Offered.” The term selling stockholders includes the holders of our common stock listed below and the beneficial owners of such common stock and their transferees, pledgees, donees, or other successors.
      Unless otherwise noted, information set forth in the table below regarding the selling stockholders was provided by such selling stockholders to us in April or May of 2005.
      Except as indicated below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or our affiliates. Because the selling stockholders may, pursuant to this prospectus, offer all or some portion of our common stock held by them, no estimate can be given as to the amount of common stock that will be held by the selling stockholders upon termination of any such sales. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their common stock since the date on which they provided the information regarding their common stock in transactions exempt from the registration requirements of the Securities Act. However, for purposes of this prospectus, we have assumed that all of the shares covered by this prospectus will be sold.

			Percentage of	Number of	Percentage
	Number		Class	Shares	of Class
	of Shares	Number of	Beneficially	Beneficially	Beneficially
	Beneficially	Shares	Owned	Owned	Owned
Selling Stockholder	Owned†	Offered†	Before Resale†	After Resale	After Resale

Holders of Shares (Unaffiliated with Us)
Adams Harkness, Inc.(1)	33,366	33,366	*	0	0
Ashner, Michael and Susan	40,098	40,098	*	0	0
Avila, Anthony & Jacquelyn (2)	1,348	1,348	*	0	0
Baker, Jon C.	120,000	120,000	*	0	0
Bay Pond Partners, L.P.(3)	335,700	335,700	2.0	0	0
Boston Asset Management, LLC(2)(4)	114,085	84,000	*	30,085	*
BP Real Estate Investments (3)	85,900	85,900	*	0	0
Central States Southeast & Southwest Areas Pension Fund(2)(5)	116,250	77,400	*	38,850	*
Condor Partners LP(6)	29,600	15,000	*	14,600	*
Craig Randall Johnson and Nichola Jo Johnson Trustees or Successor Trustee, under the Johnson Revocable Trust(2)	14,000	14,000	*	0	0
Cumberland Benchmarked Partners, L.P.(7)	173,504	40,452	1.0	133,052	*
Cumber International S.A.(7)	95,988	28,470	*	67,518	*
Cumberland Partners(7)	254,980	203,471	1.5	51,508	*
Dinh, Cuong(2)	1,200	1,200	*	0	0
Farallon Capital Partners, L.P.	535,600	535,600	3.2	0	0
Farallon Capital Institutional Partners, L.P.(8)	510,400	510,400	3.0	0	0
Farallon Capital Institutional Partners II, L.P.(8)	54,100	54,100	*	0	0

			Percentage of	Number of	Percentage
	Number		Class	Shares	of Class
	of Shares	Number of	Beneficially	Beneficially	Beneficially
	Beneficially	Shares	Owned	Owned	Owned
Selling Stockholder	Owned	Offered	Before Resale	After Resale	After Resale

Farallon Capital Institutional Partners III, L.P.(8)	66,400	66,400	*	0	0
Financial Stocks Capital Partners II(9)	187,712	187,712	1.1	0	0
First Financial Fund, Inc.(3)	304,900	304,900	1.8	0	0
Fitzsimmons-Bolton, Wendy (2)	7,653	7,653	*	0	0
Franklin Value Investors Trust “FVIT” Franklin Micro Cap Value Fund(10)	270,000	45,000	1.6	225,000	1.3
Fredericks Investments, LP(11)(12)	4,686	4,686	*	0	0
Gad, Morris	37,632	37,632	*	0	0
Goldman Sachs Asset Management Foundation(2)(5)	6,600	4,450	*	2,150	*
Harvest Opportunity Partners II Qualified, LP(2)(13)	26,247	9,196	*	17,051	*
Harvest Opportunity Partners II, LP(2)(13)	56,365	55,353	*	1,012	*
Harvest Opportunity Partners Offshore Fund, LP(2)(13)	46,006	36,537	*	9,469	*
John Andrews Harris V Family Trust(2)(14)	12,000	12,000	*	0	0
Jolson, Lois(15)	2,001	2,001	*	0	0
Joseph A. Jolson Trustee FIBO Joseph A. Jolson 1991 Trust(2)(15)	282,293	282,293	1.7	0	0
Kayne Anderson Income Partners LP(2)(16)	11,567	10,467	*	1,100	*
Kayne Anderson REIT Fund, LP(2)(16)	142,296	97,696	*	44,600	*
KBW Asset Management, Inc.(2)(17)	25,400	25,400	*	0	0
Kenneth C. Haupt Trust (11)(18)	3,491	3,491	*	0	0
Kensington Realty Income Fund LP(6)	32,320	27,320	*	5,000	*
Kensington Strategic Realty Fund(6)	539,840	441,840	3.2	98,000	*
Lippe, Eric	24,000	24,000	*	0	0
Lippe, William	27,996	27,996	*	0	0
Logos Partners L.P.(19)	28,600	26,500	*	2,100	*
Longview Partners B, L.P.(7)	54,184	47,604	*	6,580	*
Louis Scowcroft Peery Charitable Foundation(5)	3,575	2,400	*	1,175	*
McLelland, Kevin Richard (2)	1,200	1,200	*	0	0
Meltzer, Barbara	7,998	7,998	*	0	0
Meltzer, Gary	6,000	6,000	*	0	0
Meltzer, Lewis S.	19,998	19,998	*	0	0
Meltzer, Sharon	6,000	6,000	*	0	0
Miami University Endowment(5)	4,075	2,950	*	1,125	*
Miami University Foundation(5)	4,400	3,050	*	1,350	*
Neese Family Equity Investments(5)	4,800	3,300	*	1,500	*
Northern Arizona University Foundation Inc.(5)	2,050	1,350	*	700	*
O’Brien, Michael T.(2)	2,000	2,000	*	0	0
Palmieri, Thomas Joseph	7,998	7,998	*	0	0

			Percentage of	Number of	Percentage
	Number		Class	Shares	of Class
	of Shares	Number of	Beneficially	Beneficially	Beneficially
	Beneficially	Shares	Owned	Owned	Owned
Selling Stockholder	Owned	Offered	Before Resale	After Resale	After Resale

Precept Capital Master Fund, G.P.(20)	26,000	18,000	*	8,000	*
Prism Partners I, L.P.(21)	69,450	69,450	*	0	0
Prism Partners II, L.P. Offshore Fund(21)	69,450	69,450	*	0	0
Regan, William(11)	1,968	1,6968	*	0	0
Richard A. Jolson ADP Clearing Custodian IRA(2)(15)	15,000	15,000	*	0	0
Rock-Tenn Company(5)	12,600	8,550	*	4,050	*
Taube Family Foundation(5)	1,150	750	*	400	*
Taube Family Trust(5)	1,150	750	*	400	*
The Pickard Family Trust(22)	15,600	15,600	*	0	0
The Tatnall School Endowment(5)	875	550	*	325	*
Tinicum Partners, L.P.(8)	26,300	26,300	*	0	0
Tuttle, Gerald L. Jr.	1,200	1,200	*	0	0
Veredus Partners, L.P.(2)(23)	60,000	60,000	*	0	0
Wasatch Small Cap Value Fund(5)	568,800	450,150	3.4	118,650	*
Watershed Capital Institutional Partners, L.P.(24)	179,063	179,063	1.1	0	0
Watershed Capital Partners, L.P.(24)	47,563	47,563	*	0	0
Wilmerding, David R.	120,000	120,000	*	0	0
WRS Advisors III, LLC	6,650	6,650	*	0	0
Holders of Shares (Affiliated with Us)
Anita Kaufman Family Partnership LP(25)	4,002	4,002	*	0	0
Baydala, Terence F.(26)	1,202	402	*	800	*
Esposito, Marie A.	1,200	1,200	*	0	0
Herbst, Frederick C.(27)	27,111	24,000	*	3,111	*
Helmreich, William B. (28)	38,000	24,000	*	14,000	*
Horn, Walter(28)(29)	16,400	8,400	*	8,000	*
Josephs, Allen and Erica(30)	156,000	156,000	*	0	0
Josephs, Erica(30)	12,000	12,000	*	0	0
Kaufman, Maurice(31)	2,400	2,400	*	0	0
Martello, Joseph(28)	12,000	6,000	*	6,000	*
Milone, Guy Robert Jr.(32)	1,300	600	*	700	*
Morehouse, Paul F Jr.	12,996	3,996	*	9,000	*
Natalone, John(32)	1,900	1,200	*	700	*
Palmier, Dan(33)	87,100	75,100	*	7,000	*
Reichler, Richard	400	400	*	0	0
Till, Karen A.	600	600	*	0	0
Weber, Fred(34)	17,800	6,000	*	11,800	*

Totals	6,676,127	5,450,675	39.9	946,461	5.7

†	Includes shares of common stock issuable upon the exercise of warrants held by certain selling stockholders, each of which are currently exercisable.
     *       Represents less than 1%.

(1)	This selling stockholder has advised us that Stephen Zak exercises voting and investment power over the shares that this selling stockholder beneficially owns.

(2)	These selling stockholders have identified themselves as affiliates of a broker-dealer. Please see “Plan of Distribution” for disclosure regarding these selling stockholders.

(3)	This selling stockholder has advised us that Wellington Management Company, LLP as investment adviser, exercises voting and investment power over the shares that this selling stockholder beneficially owns.

(4)	This selling stockholder has advised us that David Dabora exercises voting and investment power over the shares that this selling stockholder beneficially owns.

(5)	This selling stockholder has advised us that John Mazanex, or another designee of Wasatch Advisors, Inc. exercises voting and investment power over the shares that this selling stockholder beneficially owns.

(6)	This selling stockholder has advised us that Joel Beam and Paul Gray exercise voting and investment power over the shares that this selling stockholder beneficially owns.

(7)	This selling stockholder has advised us that Bruce G. Wilcox, Andrew M. Wallach and Gary G. Tynes, through Cumberland Associates LLC, exercise voting and investment power over the shares that this selling stockholder beneficially owns.

(8)	This selling stockholder has advised us that, as the general partner of the selling stockholder, Farallon Partners, L.L.C. (“FPLLC”), may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to own beneficially the shares held by the selling stockholder. As the managing members of FPLLC, each of Chun R. Ding, Joseph F. Downes, William F. Duhamel, Charles E. Ellwein, Richard B. Friend, Monica R. Landry, William F. Mellin, Rajiv A. Patel, Stephen L. Milham, Dereck C. Schrier, Thomas F. Steyer and Mark C. Wehrly (together the “Farallon Managing Members”) may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to own beneficially the shares owned by the selling stockholder. Each of FPLLC and the Farallon Managing Members disclaim any beneficial ownership of such shares. All of the above-mentioned entities and persons disclaim group attribution.

(9)	This selling stockholder has advised us that Steven N. Stein and John M. Stein, through Financial Stocks, Inc., exercise voting and investment power over the shares that this selling stockholder beneficially owns.

(10)	This selling stockholder has advised us that Bruce Baughman exercises voting and investment power over the shares that this selling stockholder beneficially owns.

(11)	The information regarding this selling stockholder was provided by this selling stockholder to us in connection with the filing of the registration statement (Reg. No. 333-116223) of which this prospectus is a part in July 2004. This selling stockholder may have sold some or all of the shares listed in the columns entitled “Number of Shares Beneficially Owned” and “Number of Shares Offered” prior to the date of this prospectus.

(12)	This selling stockholder has advised us that J. Richard Fredericks exercises voting and investment power over the shares that this selling stockholder beneficially owns.

(13)	This selling stockholder has advised us that Joseph Jolson exercises voting and investment power over the shares that this selling stockholder beneficially owns.

(14)	This selling stockholder has advised us that U.S. Trust Company of New York, Robert McLean and Murray Bodine exercise voting and investment power over the shares that this selling stockholder beneficially owns.

(15)	This selling stockholder has advised us that Joseph Jolson exercises voting and investment power over the shares that this selling stockholder beneficially owns.

(16)	This selling stockholder has advised us that Richard A. Kayne exercises voting and investment power over the shares that this selling stockholder beneficially owns.

(17)	This selling stockholder has advised us that Michael T. O’Brien exercises voting and investment power over the shares that this selling stockholder beneficially owns.

(18)	This selling stockholder has advised us that Kenneth C. Haupt exercises voting and investment power over the shares that this selling stockholder beneficially owns.

(19)	This selling stockholder has advised us that Clark Lehman exercises voting and investment power over the shares that this selling stockholder beneficially owns.

(20)	This selling stockholder has advised us that D. Blair Baker exercises voting and investment power over the shares that this selling stockholder beneficially owns.

(21)	This selling stockholder has advised us that Jerry Weintraub exercises voting and investment power over the shares that this selling stockholder beneficially owns.

(22)	This selling stockholder has advised us that W. Jeffers Pickard exercises voting and investment power over the shares that this selling stockholder beneficially owns.

(23)	This selling stockholder has advised us that B. Anthony Weber exercises voting and investment power over the shares that this selling stockholder beneficially owns.

(24)	This selling stockholder has advised us that Meridee Moore exercises voting and investment power over the shares that this selling stockholder beneficially owns.

(25)	This selling stockholder has advised us that Anita Kaufman and Joseph Heller exercise voting and investment power over the shares that this selling stockholder beneficially owns. Ms. Kaufman is the mother of Ivan Kaufman, our chairman of the board, chief executive officer and president.

(26)	This selling stockholder is a non-executive employee of Arbor Commercial Mortgage.

(27)	Mr. Herbst is our chief financial officer and treasurer.

(28)	This selling stockholder is a member of our board of directors.

(29)	Mr. Horn is our general counsel, secretary and director of compliance.

(30)	Mr. Josephs is the father-in-law of Ivan Kaufman, our chairman of the board, chief executive officer and president. Ms. Josephs is the mother-in-law of Ivan Kaufman.

(31)	Maurice Kaufman is the son of Ivan Kaufman, our chairman of the board, chief executive officer and president, and this selling stockholder has advised us that Ivan Kaufman exercises voting and investment power over the shares that this selling stockholder beneficially owns.

(32)	This selling stockholder is an executive of Arbor Commercial Mortgage.

(33)	Mr. Palmier was one of our executive vice presidents until his resignation in June 2004.

(34)	Mr. Weber is our executive vice president of structured finance.

FEDERAL INCOME TAX CONSIDERATIONS
      The following is a summary of the material federal income tax consequences relating to the acquisition, holding and disposition of common stock of Arbor Realty. For purposes of this section under the heading “Federal Income Tax Considerations,” references to “Arbor Realty,” “we,” “our” and “us” mean only Arbor Realty Trust, Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Internal Revenue Code, the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the IRS and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this prospectus. The summary is also based upon the assumption that the operation of Arbor Realty, and of its subsidiaries and other lower-tier and affiliated entities, will in each case be in accordance with its applicable organizational documents or partnership agreement. This summary of the material federal income tax consequences of an investment in our common stock does not purport to discuss all aspects of federal income taxation that may be relevant to a particular investor in light of its investment or tax circumstances, or to investors subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies;

•	holders who receive Arbor Realty common stock through the exercise of employee stock options or otherwise as compensation;

•	persons holding Arbor Realty common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;
and, except to the extent discussed below:

•	tax-exempt organizations; and

•	foreign investors.
      This summary assumes that investors will hold our common stock as capital assets, which generally means as property held for investment.
      THE FEDERAL INCOME TAX TREATMENT OF HOLDERS OF ARBOR REALTY COMMON STOCK DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING ARBOR REALTY COMMON STOCK TO ANY PARTICULAR INVESTOR WILL DEPEND ON THE INVESTOR’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, EXCHANGING OR OTHERWISE DISPOSING OF ARBOR REALTY COMMON STOCK.
Taxation of Arbor Realty
      Arbor Realty has elected to be taxed as a REIT, commencing with its initial taxable year ended December 31, 2003. We believe that we were organized and have operated in such a manner as to qualify for taxation as a REIT, and intend to continue to operate in such a manner.
      The law firm of Skadden, Arps, Slate, Meagher & Flom LLP has acted as our tax counsel in connection with our formation. We expect to receive the opinion of Skadden, Arps, Slate, Meagher & Flom LLP to the effect that, commencing with Arbor Realty’s initial taxable year ended December 31, 2003, Arbor Realty was organized in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, and its actual method of operation through the date thereof has enabled, and its proposed method of operation will enable, it to meet the requirements for qualification and taxation as a REIT. It must be emphasized that an opinion of counsel is expressed as of the date given, is based on various assumptions relating to the organization and operation of Arbor Realty, and is conditioned upon representations and covenants made by the management of Arbor Realty and affiliated entities regarding its organization, assets and the past, present and future conduct of its business operations. While Arbor Realty intends to operate so that it will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of Arbor Realty, no assurance can be given by Skadden, Arps, Slate, Meagher & Flom LLP or Arbor Realty that Arbor Realty will so qualify for any particular year. Counsel will have no obligation to advise Arbor Realty or the holders of Arbor Realty common stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.
      Qualification and taxation as a REIT depends on the ability of Arbor Realty to meet, on a continuing basis, through actual operating results, distribution levels, and diversity of stock ownership, various qualification requirements imposed upon REITs by the Internal Revenue Code. Compliance with these requirements will not be reviewed by Skadden, Arps, Slate, Meagher & Flom LLP subsequent to the date of its opinion, although our status as a REIT at that time will depend in part on our continued compliance with these requirements. Arbor Realty’s ability to qualify as a REIT also requires that it satisfies certain asset tests, some of which depend upon the fair market values of assets directly or indirectly owned by Arbor Realty. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of Arbor Realty’s operations for any taxable year satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General
      As indicated above, qualification and taxation as a REIT depends upon the ability of Arbor Realty to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Internal Revenue Code. The material qualification requirements are summarized below under “Requirements for Qualification — General.” While Arbor Realty intends to operate so that it qualifies as a REIT, no assurance can be given that the IRS will not challenge its qualification, or that it will be able to operate in accordance with the REIT requirements in the future. See “— Failure to Qualify” below.
      Provided that Arbor Realty qualifies as a REIT, it will generally be entitled to a deduction for dividends that it pays and therefore will not be subject to federal corporate income tax on its net income that is distributed, or is treated as distributed, to its stockholders in the year that it is earned. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that historically has resulted from investment in a corporation. Rather, income generated by a REIT generally is taxed only at the stockholder level upon a distribution of dividends by the REIT.
      Legislation enacted in 2003 generally reduced the rate at which stockholders who are individuals are taxed on corporate dividends, from a maximum of 38.6% (as ordinary income) to a maximum of 15% (the same as long-term capital gains), for the 2003 through 2008 tax years, thereby substantially reducing, though not completely eliminating, the double taxation that has historically applied to corporate dividends. With limited exceptions, however, dividends received by stockholders from Arbor Realty or from other entities that are taxed as REITs will continue to be taxed at rates applicable to ordinary income, which, pursuant to the 2003 legislation, will be as high as 35% through 2010. See “Taxation of Stockholders — Taxation of Taxable U.S. Stockholders — Distributions.”
      Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the stockholders of the REIT, subject to special rules for certain items such as capital gains recognized by REITs. See “Taxation of Stockholders.”

      If Arbor Realty qualifies as a REIT, it will nonetheless be subject to federal tax in the following circumstances:

•	Arbor Realty will be taxed at regular corporate rates on any undistributed income, including undistributed net capital gains.

•	Arbor Realty may be subject to the “alternative minimum tax” on its items of tax preference, including any deductions of net operating losses.

•	If Arbor Realty has net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “— Prohibited Transactions,” and “— Foreclosure Property,” below.

•	If Arbor Realty elects to treat property that it acquires in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” it may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

•	If Arbor Realty fails to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintains its qualification as a REIT because other requirements are met, it will be subject to a 100% tax on an amount based upon the magnitude of the failure, adjusted to reflect the profit margin associated with Arbor Realty’s gross income.

•	Pursuant to provisions in legislation that took effect in 2005, if Arbor Realty should fail to satisfy the asset or other requirements applicable to REITs, as described below, yet nonetheless maintains its qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, Arbor Realty may be subject to an excise tax. In that case, the amount of the tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.

•	If Arbor Realty fails to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for such year, (b) 95% of its REIT capital gain net income for such year and (c) any undistributed taxable income from prior periods, Arbor Realty will be subject to a 4% excise tax on the excess of the required distribution over the sum of (i) the amounts actually distributed, plus (ii) retained amounts on which income tax is paid at the corporate level.

•	Arbor Realty may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet record-keeping requirements intended to monitor its compliance with rules relating to the composition of a REIT’s stockholders, as described below in “Requirements for Qualification — General.”

•	A 100% tax may be imposed on some items of income and expense that are directly or constructively paid between a REIT and a taxable REIT subsidiary (as described below) if and to the extent that the IRS successfully adjusts the reported amounts of these items.

•	If Arbor Realty acquires appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Internal Revenue Code) in a transaction in which the adjusted tax basis of the assets in the hands of Arbor Realty is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, Arbor Realty may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if it subsequently recognizes gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation.

•	The earnings of Arbor Realty’s subsidiaries could be subject to federal corporate income tax to the extent that such subsidiaries are subchapter C corporations.

      In addition, Arbor Realty and its subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on their assets and operations. Arbor Realty could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification — General
      The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3) that would be taxable as a domestic corporation but for the special Internal Revenue Code provisions applicable to REITs;

(4) that is neither a financial institution nor an insurance company subject to specific provisions of the Internal Revenue Code;

(5) the beneficial ownership of which is held by 100 or more persons;

(6) in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Internal Revenue Code to include specified tax-exempt entities); and

(7) which meets other tests described below, including with respect to the nature of its income and assets.
      The Internal Revenue Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Arbor Realty’s charter provides restrictions regarding the ownership and transfer of its shares, which are intended to assist in satisfying the share ownership requirements described in conditions (5) and (6) above. For purposes of condition (6), an “individual” generally includes a supplemental unemployment compensation benefit plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit sharing trust.
      To monitor compliance with the share ownership requirements, Arbor Realty is generally required to maintain records regarding the actual ownership of its shares. To do so, Arbor Realty must demand written statements each year from the record holders of specified percentages of its stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the dividends paid by Arbor Realty). A stockholder that fails or refuses to comply with the demand is required by Treasury regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information. A list of those persons failing or refusing to comply with this demand must be maintained as part of the records of Arbor Realty. Failure by Arbor Realty to comply with these record-keeping requirements could subject it to monetary penalties. If Arbor Realty satisfies these requirements and has no reason to know that condition (6) is not satisfied, it will be deemed to have satisfied such condition.
      Arbor Realty’s ability to satisfy the share ownership requirements depends in part on the relative values of our common stock, special voting preferred stock, and any other classes of stock that might be issued in the future. Although Arbor Realty believes that the stockholder ownership limitations contained in its charter will enable it to meet such requirements, the relative values of its classes of stock have not been determined by independent appraisal, and no assurance can be given that such values will not be successfully challenged by the IRS so as to cause Arbor Realty to fail the REIT ownership requirements.
      In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. Arbor Realty satisfies this requirement.

      The Internal Revenue Code provides relief from violations of the REIT gross income requirements, as described below under “— Income Tests,” in cases where a violation is due to reasonable cause and not willful neglect, and other requirements are met, including the payment of a penalty tax that is based upon the magnitude of the violation. In addition, the American Jobs Creation Act of 2004 (the “2004 Act”) includes provisions that extend similar relief in the case of certain violations of the REIT asset requirements (see “— Asset Tests” below) and other REIT requirements, again provided that the violation is due to reasonable cause and not willful neglect, and other conditions are met, including the payment of a penalty tax. These provisions of the 2004 Act become effective beginning with the 2005 tax year. If Arbor Realty fails to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable it to maintain its qualification as a REIT, and, if available, the amount of any resultant penalty tax could be substantial.

Effect of Subsidiary Entities
      Ownership of Partnership Interests. In the case of a REIT that is a partner in a partnership, Treasury regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets, and to earn its proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs as described below. In addition, the assets and gross income of the partnership are deemed to retain the same character in the hands of the REIT. Thus, Arbor Realty’s proportionate share of the assets and items of income of partnerships in which it owns an equity interest (including its interest in the operating partnership and its preferred equity interests in any lower-tier partnerships), are treated as assets and items of income of Arbor Realty for purposes of applying the REIT requirements described below. Arbor Realty’s proportionate share is generally determined, for these purposes, based upon its percentage interest in the partnership’s equity capital, except that for purposes of the 10% value-based asset test described below, the percentage interest also takes into account certain debt securities issued by the partnership. Consequently, to the extent that Arbor Realty directly or indirectly holds a preferred or other equity interest in a partnership, the partnership’s assets and operations may affect Arbor Realty’s ability to qualify as a REIT, even though Arbor Realty may have no control, or only limited influence, over the partnership. A summary of certain rules governing the federal income taxation of partnerships and their partners is provided below in “Tax Aspects of Investments in Partnerships.”
      Disregarded Subsidiaries. If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs as summarized below. A qualified REIT subsidiary is any corporation, other than a “taxable REIT subsidiary” as described below, that is wholly owned by a REIT, or by other disregarded subsidiaries, or by a combination of the two. Other entities that are wholly owned by a REIT, including single member limited liability companies, are also generally disregarded as a separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with partnerships in which Arbor Realty holds an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”
      In the event that a disregarded subsidiary of Arbor Realty ceases to be wholly owned — for example, if any equity interest in the subsidiary is acquired by a person other than Arbor Realty or another disregarded subsidiary of Arbor Realty — the subsidiary’s separate existence would no longer be disregarded for federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect Arbor Realty’s ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “— Asset Tests” and “— Income Tests” below.
      Taxable Subsidiaries. A REIT, in general, may jointly elect with subsidiary corporations, whether or not wholly owned, to treat the subsidiary corporation as a taxable REIT subsidiary (“TRS”). The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for federal income tax purposes. Accordingly, such an entity would generally be subject to corporate income tax on its earnings, which may reduce the cash flow generated by Arbor Realty and its subsidiaries in the aggregate, and Arbor Realty’s ability to make distributions to its stockholders.
      A REIT is not treated as holding the assets of a taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT recognizes as income, the dividends, if any, that it receives from the subsidiary. This treatment can affect the income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of such subsidiary corporations in determining the parent’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries (for example, activities that give rise to certain categories of income such as management fees or foreign currency gains).
      Subsidiary REITs. In connection with a January 2005 financing that gave rise to a “taxable mortgage pool,” the assets of the operating partnership were transferred to a newly-formed subsidiary of the operating partnership, Arbor Realty SR, Inc. (“SR Inc.”). SR Inc. intends to qualify as a REIT, which, in general, will allow Arbor Realty to avert certain adverse tax consequences that would otherwise result from the presence of the taxable mortgage pool. See “— Taxable Mortgage Pools,” below, for a discussion of certain issues relating to taxable mortgage pools.
      Arbor Realty’s indirect interest, through the operating partnership, in the stock of SR Inc., is treated as a qualifying real estate asset of Arbor Realty for purposes of the REIT asset requirements (see “— Asset Tests” below), and any dividend income or gains indirectly derived by Arbor Realty from the stock of SR Inc. will generally be treated by Arbor Realty as income that qualifies for purposes of the REIT 95% and 75% income requirements (see “— Income Tests” below), provided, in each case, that SR Inc. is able to qualify as a REIT. Arbor Realty and SR Inc. are separate entities, each of which intends to qualify as a REIT, and each of which must independently satisfy the various REIT qualification requirements as described herein. Substantially all of Arbor Realty’s assets are currently held indirectly through SR Inc., however, which ensures that Arbor Realty will satisfy the asset and income requirements applicable to REITs provided that SR Inc. qualifies as a REIT. If SR Inc. were to fail to qualify as a REIT, it would then be a regular taxable corporation, and its income would be subject to federal income tax. In addition, a failure of SR Inc. to qualify as a REIT would likely have an adverse effect on Arbor Realty’s ability to comply with the REIT asset and income requirements described below, and thus its ability to qualify as a REIT.

Income Tests
      In order to maintain qualification as a REIT, Arbor Realty annually must satisfy two gross income requirements. First, at least 75% of Arbor Realty’s gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from other REITs, including SR Inc., provided that SR Inc. is able to qualify as a REIT, interest income derived from mortgage loans secured by real property (including certain types of mortgage backed securities), and gains from the sale of real estate assets, as well as income from some kinds of temporary investments. Second, at least 95% of Arbor Realty’s gross income in each taxable year, excluding gross income from prohibited transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.
      Interest income constitutes qualifying mortgage interest for purposes of the 75% income test (as described above) to the extent that the obligation is secured by a mortgage on real property. If Arbor Realty receives interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that Arbor Realty acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and Arbor Realty’s income from the arrangement will qualify for purposes of the 75% income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% income test.
      To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (a “shared appreciation provision”), income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests, provided that the property is not inventory or dealer property in the hands of the borrower or the REIT.
      To the extent that a REIT derives interest income from a mortgage loan or income from the rental of real property where all or a portion of the amount of interest or rental income payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales, and not the net income or profits, of the borrower or lessee. This limitation does not apply, however, where the borrower or lessee leases substantially all of its interest in the property to tenants or subtenants, to the extent that the rental income derived by the borrower or lessee, as the case may be, would qualify as rents from real property had it been earned directly by a REIT, as described below.
      Among the assets held by Arbor Realty and its subsidiaries are mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. Revenue Procedure 2003-65 issued by the IRS provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests described below, and interest derived from it will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. While Arbor Realty and its advisors believe, on the basis of relevant regulations and IRS rulings, that its mezzanine loans qualify as real estate assets and give rise to qualifying mortgage interest for purposes of the REIT asset and income requirements, or otherwise do not adversely affect its status as a REIT, such loans do not meet all of the requirements for reliance on the safe harbor, and there can be no assurance that the IRS will not challenge the tax treatment of these loans.
      Arbor Realty also holds certain participation interests, or “B-Notes,” in mortgage loans and mezzanine loans originated by other lenders. A B-Note is an interest created in an underlying loan by virtue of a participation or similar agreement, to which the originator of the loan is a party, along with one or more participants. The borrower on the underlying loan is typically not a party to the participation agreement. The performance of a participant’s investment depends upon the performance of the underlying loan, and if the underlying borrower defaults, the participant typically has no recourse against the originator of the loan. The originator often retains a senior position in the underlying loan, and grants junior participations, which will be a first loss position in the event of a default by the borrower. Arbor Realty believes that its participation interests qualify as real estate assets for purposes of the REIT asset tests described below, and that interest derived from such investments will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. The appropriate treatment of participation interests for federal income tax purposes is not entirely certain, however, and no assurance can be given that the IRS will not challenge Arbor Realty’s treatment of its participation interests.
      Rents derived by Arbor Realty will qualify as “rents from real property” in satisfying the gross income requirements described above, only if several conditions are met, including the following. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent that is attributable to the personal property will not qualify as “rents from real property” unless it constitutes 15% or less of the total rent received under the lease. Moreover, for rents received to qualify as “rents from real property,” the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an “independent contractor” from which the REIT derives no revenue. An independent contractor is generally a person that, after application of constructive ownership rules, does not own more than 35% of the shares of Arbor Realty and, if a corporation, partnership, or other entity, Arbor Realty does not own more than 35% of its shares, assets or net profits. Arbor Realty and its affiliates are permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, Arbor Realty and its affiliates may directly or indirectly provide non-customary services to tenants of its properties without disqualifying all of the rent from the property if the payment for such services does not exceed 1% of the total gross income from the property. For purposes of this test, the income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services. Moreover, Arbor Realty is generally permitted to provide services to tenants or others through a TRS without disqualifying the rental income received from tenants for purposes of the REIT income requirements. Also, rental income will generally qualify as rents from real property only to the extent that Arbor Realty does not directly or constructively hold a 10% or greater interest, as measured by vote or value, in the lessee’s equity.
      Arbor Realty may indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not under the 75% gross income test. Any dividends received by Arbor Realty from a REIT will be qualifying income in Arbor Realty’s hands for purposes of both the 95% and 75% income tests.
      Any income or gain derived by Arbor Realty or its pass-through subsidiaries from instruments that hedge certain risks, such as the risk of changes in interest rates, will not be treated as income for purposes of calculating the 95% gross income test, provided that specified requirements are met, but generally will constitute non-qualifying income for purposes of the 75% gross income test. Such requirements include that the instrument hedges risks associated with indebtedness issued by Arbor Realty or its pass-through subsidiaries that is incurred to acquire or carry “real estate assets” (as described below under “— Asset Tests”), and, effective beginning in 2005, the instrument is properly identifiable as a hedge, along with the risk that it hedges, within prescribed time periods.
      If Arbor Realty fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for the year if it is entitled to relief under applicable provisions of the Internal Revenue Code. These relief provisions will generally be available if the failure of Arbor Realty to meet these tests was due to reasonable cause and not due to willful neglect, Arbor Realty attaches to its tax return a schedule of the sources of its income, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible to state whether Arbor Realty would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving Arbor Realty, Arbor Realty will not qualify as a REIT. As discussed above under “Taxation of REITs in General,” even where these relief provisions apply, a tax would be imposed that is based upon the amount by which Arbor Realty fails to satisfy the particular gross income test.

Asset Tests
      Arbor Realty, at the close of each calendar quarter, must also satisfy four tests relating to the nature of its assets. First, at least 75% of the value of the total assets of Arbor Realty must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, and certain kinds of mortgage backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below.
      The second asset test is that the value of any one issuer’s securities owned by Arbor Realty may not exceed 5% of the value of Arbor Realty’s total assets. Third, Arbor Realty may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs, and the 10% value test does not apply to “straight debt” having specified characteristics. Fourth, the aggregate value of all securities of TRSs held by a REIT may not exceed 20% of the value of the REIT’s total assets.

      Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests, a REIT is treated as owning its share of the underlying assets of a subsidiary partnership, if a REIT holds indebtedness issued by a partnership, the indebtedness will generally be subject to, and may cause a violation of the asset tests, unless it is a qualifying mortgage asset, satisfies the rules for “straight debt,” or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt held by a REIT that is issued by another REIT may not so qualify (except that debt issued by REITs will not be treated as “securities” that are subject to the 10% value-based asset test, as explained below).
      The 2004 Act contains a number of provisions applicable to REITs, including relief provisions that make it easier for REITs to satisfy the asset test requirements, or to maintain REIT qualification notwithstanding certain violations of the asset test and other requirements. These provisions are generally effective beginning with the 2005 tax year, except as otherwise noted below.
      One such provision allows a REIT which fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (a) it provides the IRS with a description of each asset causing the failure, (b) the failure is due to reasonable cause and not willful neglect, (c) the REIT pays a tax equal to the greater of (i) $50,000 per failure, and (ii) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%), and (d) the REIT either disposes of the assets causing the failure within 6 months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.
      A second relief provision contained in the 2004 Act applies to de minimis violations of the 10% and 5% asset tests. A REIT may maintain its qualification despite a violation of such requirements if (a) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets or $10,000,000, and (b) the REIT either disposes of the assets causing the failure within 6 months after the last day of the quarter in which it identifies the failure or the relevant tests are otherwise satisfied within that time frame.
      The 2004 Act also provides that certain securities will not cause a violation of the 10% value test described above. Such securities include instruments that constitute “straight debt,” which now has an expanded definition, and includes securities having certain contingency features. A newly enacted restriction, however, precludes a security from qualifying as “straight debt” where a REIT (or a controlled taxable REIT subsidiary of the REIT) owns other securities of the issuer of that security which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the 2004 Act provides that certain other securities will not violate the 10% value test. Such securities include (a) any loan made to an individual or an estate, (b) certain rental agreements in which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT), (c) any obligation to pay rents from real property, (d) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (e) any security issued by another REIT, and (f) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “— Income Tests.” The 2004 Act also provides that in applying the 10% value test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in that partnership. The changes described in this paragraph that were made by the 2004 Act generally have retroactive effect.
      Any interests held by a REIT in a real estate mortgage investment conduit, or “REMIC,” are generally treated as qualifying real estate assets, and income derived by a REIT from interests in REMICs is generally treated as qualifying income for purposes of the REIT income tests described above. If less than 95% of the assets of a REMIC are real estate assets, however, then only a proportionate part of the REIT’s interest in the REMIC, and its income derived from the interest, qualifies for purposes of the REIT asset and income tests. Where a REIT holds a “residual interest” in a REMIC from which it derives “excess inclusion income,” the REIT will be required to either distribute the excess inclusion income or pay tax on it (or a combination of the two), even though the income may not be received in cash by the REIT. To the extent that distributed excess inclusion income is allocable to a particular stockholder, the income (i) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (ii) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from federal income tax, and (iii) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty, to the extent allocable to most types of foreign stockholders. See “Taxation of Stockholders.”
      Arbor Realty believes that its holdings of securities and other assets will comply with the foregoing REIT asset requirements, and it intends to monitor compliance on an ongoing basis. Independent appraisals have not been obtained, however, to support Arbor Realty’s conclusions as to the value of all of its assets. Moreover, values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that Arbor Realty’s interests in subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset requirements.

Annual Distribution Requirements
      In order to qualify as a REIT, Arbor Realty is required to distribute dividends, other than capital gain dividends, to its stockholders in an amount at least equal to:

(a) the sum of:

(1)	90% of the “REIT taxable income” of Arbor Realty (computed without regard to the deduction for dividends paid and net capital gains of Arbor Realty), and

(2)	90% of the net income, if any, (after tax) from foreclosure property (as described below), minus

(b) the sum of specified items of non-cash income.
      These distributions generally must be paid in the taxable year to which they relate, or in the following taxable year if declared before Arbor Realty timely files its tax return for the year and if paid with or before the first regular dividend payment after such declaration. In order for distributions to be counted for this purpose, and to give rise to a tax deduction by Arbor Realty, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class, and is in accordance with the preferences among different classes of stock as set forth in the organizational documents.
      To the extent that Arbor Realty distributes at least 90%, but less than 100%, of its “REIT taxable income,” as adjusted, it will be subject to tax at ordinary corporate tax rates on the retained portion. Arbor Realty may elect to retain, rather than distribute, its net long-term capital gains and pay tax on such gains. In this case, Arbor Realty could elect to have its stockholders include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit for their share of the tax paid by Arbor Realty. Stockholders would then increase the adjusted basis of their Arbor Realty stock by the difference between the designated amounts of capital gains from Arbor Realty that they include in their taxable income, and the tax paid on their behalf by Arbor Realty with respect to that income.
      To the extent that a REIT has any net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that it must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of stockholders, of any distributions that are actually made by the REIT, which are generally taxable to stockholders to the extent that the REIT has current or accumulated earnings and profits. See “Taxation of Stockholders — Taxation of Taxable U.S. Stockholders.”
      If Arbor Realty fails to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for such year, (b) 95% of its REIT capital gain net income for such year and (c) any undistributed taxable income from prior periods, Arbor Realty will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed and (y) the amounts of income retained on which it has paid corporate income tax.
      It is possible that Arbor Realty, from time to time, may not have sufficient cash to meet the distribution requirements due to timing differences between (a) the actual receipt of cash, including receipt of distributions from its subsidiaries, and (b) the inclusion of items in income by Arbor Realty for federal income tax purposes. Potential sources of non-cash taxable income include loans or mortgage-backed securities held by Arbor Realty as assets that are issued at a discount and require the accrual of taxable economic interest in advance of its receipt in cash, loans on which the borrower is permitted to defer cash payments of interest and distressed loans on which Arbor Realty may be required to accrue taxable interest income even though the borrower is unable to make current servicing payments in cash. In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable in kind distributions of property.
      Arbor Realty may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in Arbor Realty’s deduction for dividends paid for the earlier year. In this case, Arbor Realty may be able to avoid losing its REIT status or being taxed on amounts distributed as deficiency dividends. However, Arbor Realty will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Failure to Qualify
      If Arbor Realty fails to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, Arbor Realty will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. Distributions to stockholders in any year in which Arbor Realty is not a REIT will not be deductible by Arbor Realty, nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, distributions to stockholders will generally be taxable in the case of U.S. stockholders who are individuals, trusts and estates, at capital gains rates (through 2008), and, subject to limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless Arbor Realty is entitled to relief under specific statutory provisions, Arbor Realty will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether, in all circumstances, Arbor Realty will be entitled to this statutory relief.

Prohibited Transactions
      Net income derived from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business by a REIT, by a lower-tier partnership in which the REIT holds an equity interest or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to the REIT. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any particular property in which Arbor Realty holds a direct or indirect interest will not be treated as property held for sale to customers, or that certain safe-harbor provisions of the Internal Revenue Code that prevent such treatment will apply. The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates.

Foreclosure Property
      Foreclosure property is real property and any personal property incident to such real property (i) that is acquired by a REIT as the result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (ii) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (iii) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT. Arbor Realty does not anticipate that it will receive any income from foreclosure property that is not qualifying income for purposes of the 75% gross income test, but, if Arbor Realty does receive any such income, it intends to make an election to treat the related property as foreclosure property.

Foreign Investments
      To the extent that Arbor Realty and its subsidiaries hold or acquire any investments and, accordingly, pay taxes, in foreign countries, such foreign taxes paid by Arbor Realty may not be passed through to or used by, its stockholders, as a foreign tax credit or otherwise. Any foreign investments may also generate foreign currency gains and losses. Foreign currency gains are generally treated as income that does not qualify under the 95% or 75% income tests, unless certain technical requirements are met. No assurance can be given that these technical requirements will be met in the case of any foreign currency gains recognized by Arbor Realty directly or through pass-through subsidiaries, or that any such gains will not adversely affect Arbor Realty’s ability to satisfy the REIT qualification requirements.

Derivatives and Hedging Transactions
      Arbor Realty and its subsidiaries may enter into hedging transactions with respect to interest rate exposure on one or more of their assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts and options. To the extent that Arbor Realty or a pass-through subsidiary enters into such a contract to reduce interest rate risk on indebtedness incurred to acquire or carry real estate assets, any periodic income from the instrument, or gain from the disposition of it, would not be treated as income for purposes of calculating the REIT 95% gross income test provided that certain requirements are met, but would be treated as non-qualifying income for purposes of the 75% gross income test. To the extent that Arbor Realty hedges with other types of financial instruments or in other situations (for example, hedging interest rate risk on loan assets held by Arbor Realty, or hedges against fluctuations in the value of foreign currencies), the resultant income will generally be treated as income that does not qualify under the 95% or 75% income tests unless certain technical requirements are met. Effective beginning in 2005, such requirements include that the instrument is properly identified as a hedge, along with the risk it hedges, within prescribed time periods. Arbor Realty intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT. Arbor Realty may conduct some or all of its hedging activities through a TRS or other corporate entity, the income from which may be subject to federal income tax, rather than participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that Arbor Realty’s hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT income tests, and will not adversely affect Arbor Realty’s ability to satisfy the REIT qualification requirements.

Taxable Mortgage Pools
      An entity, or a portion of an entity, may be classified as a taxable mortgage pool (“TMP”) under the Internal Revenue Code if (1) substantially all of its assets consist of debt obligations or interests in debt obligations, (2) more than 50% of those debt obligations are real estate mortgages or interests in real estate mortgages as of specified testing dates, (3) the entity has issued debt obligations (liabilities) that have two or more maturities, and (4) the payments required to be made by the entity on its debt obligations (liabilities) “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets. Under regulations issued by the U.S. Treasury Department, if less than 80% of the assets of an entity

(or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a TMP. Financing arrangements entered into, directly or indirectly, by Arbor Realty, including arrangements entered into through SR Inc., may give rise to TMPs, with the consequences as described below.
      Where an entity, or a portion of an entity, is classified as a TMP, it is generally treated as a taxable corporation for federal income tax purposes. In the case of a REIT, or a portion of a REIT, or a disregarded subsidiary of a REIT, that is a TMP, however, special rules apply. The TMP is not treated as a corporation that is subject to corporate income tax, and the TMP classification does not directly affect the tax status of the REIT. Rather, the consequences of the TMP classification would, in general, except as described below, be limited to the stockholders of the REIT. The Treasury Department has not yet issued regulations to govern the treatment of stockholders as described below. A portion of the REIT’s income from the TMP arrangement, which might be non-cash accrued income, could be treated as “excess inclusion income.”
      The REIT’s excess inclusion income would be allocated among its stockholders. A stockholder’s share of excess inclusion income (i) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (ii) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from federal income tax, and (iii) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty, to the extent allocable to most types of foreign stockholders. See “Taxation of Stockholders.” To the extent that excess inclusion income were allocated to a tax-exempt stockholder of a REIT that is not subject to unrelated business income tax (such as government entities), the REIT would be taxable on this income at the highest applicable corporate tax rate (currently 35%). The manner in which excess inclusion income would be allocated among shares of different classes of stock is not clear under current law. Tax-exempt investors, foreign investors and taxpayers with net operating losses should carefully consider the tax consequences described above and are urged to consult their tax advisors.
      If a subsidiary partnership, such as the operating partnership, that is not wholly owned by Arbor Realty or another REIT, were a TMP, the foregoing rules would not apply. Rather, the partnership that is a TMP would be treated as a corporation for federal income tax purposes, and would potentially be subject to corporate income tax. In addition, this characterization would alter Arbor Realty’s REIT income and asset test calculations, and could adversely affect its compliance with those requirements. Arbor Realty intends to monitor the structure of any TMPs in which it has an interest to ensure that they will not adversely affect its status as a REIT.
Tax Aspects of Investments in Partnerships

General
      Arbor Realty may hold investments through entities that are classified as partnerships for federal income tax purposes, including its interest in the operating partnership and equity interests in lower-tier partnerships. In general, partnerships are “pass-through” entities that are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax on these items, without regard to whether the partners receive a distribution from the partnership. Arbor Realty will include in its income its proportionate share of these partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, Arbor Realty will generally include its proportionate share of assets held by subsidiary partnerships. See “Taxation of Arbor Realty — Effect of Subsidiary Entities — Ownership of Partnership Interests.”
      Consequently, to the extent that Arbor Realty directly or indirectly holds a preferred or other equity interest in a partnership, the partnership’s assets and operations may affect Arbor Realty’s ability to qualify as a REIT, even though Arbor Realty may have no control, or only limited influence, over the partnership.

Entity Classification
      The investment by Arbor Realty in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any of Arbor Realty’s subsidiary partnerships as a partnership, as opposed to an association taxable as a corporation, for federal income tax purposes (for example, if the IRS were to assert that a subsidiary partnership is a TMP). See “Taxation of Arbor Realty — Taxable Mortgage Pools.” If any of these entities were treated as an association for federal income tax purposes, it would be taxable as a corporation and therefore could be subject to an entity-level tax on its income. In such a situation, the character of the assets of Arbor Realty and items of gross income of Arbor Realty would change and could preclude Arbor Realty from satisfying the REIT asset tests (particularly the tests generally preventing a REIT from owning more than 10% of the voting securities, or more than 10% of the securities by value, of a corporation) or the gross income tests as discussed in “Taxation of Arbor Realty — Asset Tests” and “— Income Tests,” and in turn could prevent Arbor Realty from qualifying as a REIT, unless Arbor Realty is eligible for relief from the violation pursuant to relief provisions described above. See “Taxation of Arbor Realty — Failure to Qualify,” above, for discussion of the effect of the failure to satisfy the REIT tests for a taxable year, and of the relief provisions. In addition, any change in the status of any of Arbor Realty’s subsidiary partnerships for tax purposes might be treated as a taxable event, in which case Arbor Realty could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Tax Allocations with Respect to Partnership Properties
      Under the Internal Revenue Code and the Treasury regulations, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.
      To the extent that any subsidiary partnership of Arbor Realty acquires appreciated (or depreciated) properties by way of capital contributions from its partners, allocations would need to be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership at a time that the partnership holds appreciated (or depreciated) property, the Treasury regulations provide for a similar allocation of these items to the other (i.e. non-contributing) partners. These rules may apply to the contribution by Arbor Realty to any subsidiary partnerships of the cash proceeds received in offerings of its stock. As a result, partners, including Arbor Realty, in subsidiary partnerships, could be allocated greater or lesser amounts of depreciation and taxable income in respect of a partnership’s properties than would be the case if all of the partnership’s assets (including any contributed assets) had a tax basis equal to their fair market values at the time of any contributions to that partnership. This could cause Arbor Realty to recognize, over a period of time, taxable income in excess of cash flow from the partnership, which might adversely affect Arbor Realty’s ability to comply with the REIT distribution requirements discussed above.
Taxation of Stockholders

Taxation of Taxable U.S. Stockholders
      This section summarizes the taxation of U.S. stockholders that are not tax-exempt organizations. For these purposes, a U.S. stockholder is a holder of common stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.
      If a partnership, including for this purpose any entity treated as a partnership for U.S. federal income tax purposes, holds common stock issued by Arbor Realty, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of common stock.
      Distributions. Provided that Arbor Realty qualifies as a REIT, distributions made to its taxable U.S. stockholders out of current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary income but will not be eligible for the dividends received deduction for corporations. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates (15% maximum federal rate through 2008) applicable to individuals who receive dividends from taxable C corporations. An exception applies, however, and individual stockholders are taxed at such rates on dividends designated by and received from REITs, to the extent that the dividends are attributable to (i) income that the REIT previously retained in the prior year, and on which it was subject to corporate level tax, (ii) dividends received by the REIT from TRSs or other taxable C corporations, or (iii) income from sales of appreciated property acquired from C corporations in carryover basis transactions.
      In addition, distributions from Arbor Realty that are designated as capital gain dividends will be taxed to stockholders as long-term capital gains, to the extent that they do not exceed the actual net capital gain of Arbor Realty for the taxable year, without regard to the period for which the stockholder has held its stock. A similar treatment will apply to long-term capital gains retained by Arbor Realty, to the extent that Arbor Realty elects the application of provisions of the Internal Revenue Code that treat stockholders of a REIT as having received, for federal income tax purposes, undistributed capital gains of the REIT, while passing through to stockholders a corresponding credit for taxes paid by the REIT on such retained capital gains. See “Taxation of Arbor Realty — Annual Distribution Requirements.” Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 15% (through 2008) in the case of stockholders who are individuals, and 35% for corporations. Capital gains attributable to the sale of depreciable real property held for more than one year are subject to a 25% maximum federal income tax rate for taxpayers who are individuals, to the extent of previously claimed depreciation deductions.
      Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder’s shares in respect of which the distributions were made, but rather, will reduce the adjusted basis of these shares. To the extent that such distributions exceed the adjusted basis of a stockholder’s shares, they will be included in income as long-term capital gains, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend declared by Arbor Realty in October, November or December of any year and payable to a stockholder of record on a specified date in any such month will be treated as both paid by Arbor Realty and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by Arbor Realty before the end of January of the following calendar year.
      To the extent that a REIT has available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “Taxation of Arbor Realty — Annual Distribution Requirements.” Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor do they affect the character of any distributions that are actually made by a REIT, which are generally subject to tax in the hands of stockholders to the extent that the REIT has current or accumulated earnings and profits.

      If excess inclusion income from a REMIC residual interest or taxable mortgage pool is allocated to any Arbor Realty stockholder, that income will be taxable in the hands of the stockholder and would not be offset by any net operating losses of the stockholder that would otherwise be available. See “Taxation of Arbor Realty — Taxable Mortgage Pools.”
      Dispositions of Arbor Realty Stock. In general, capital gains recognized by individuals upon the sale or disposition of shares of Arbor Realty stock will be subject to a maximum federal income tax rate of 15% for taxable years through 2008, if the Arbor Realty stock is held for more than one year, and will be taxed at ordinary income rates (of up to 35% through 2010) if the Arbor Realty stock is held for one year or less. Gains recognized by stockholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of Arbor Realty stock held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of Arbor Realty stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from Arbor Realty that are required to be treated by the stockholder as long-term capital gains.
      If a stockholder recognizes a loss upon a subsequent disposition of Arbor Realty stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of recently adopted Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transaction to the IRS. While these regulations are directed towards “tax shelters,” they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. In addition, the 2004 Act imposes significant penalties for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of Arbor Realty stock, or transactions that might be undertaken directly or indirectly by Arbor Realty. Moreover, you should be aware that Arbor Realty and other participants in transactions involving Arbor Realty (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Taxation of Non-U.S. Stockholders
      The following is a summary of certain United States federal income and estate tax consequences of the ownership and disposition of Arbor Realty stock applicable to non-U.S. holders of Arbor Realty stock. A “non-U.S. holder” is any person other than a U.S. stockholder, as defined above, or a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes. The discussion is based on current law and is for general information only. It addresses only selected, and not all, aspects of United States federal income and estate taxation.
      Ordinary Dividends. The portion of dividends received by non-U.S. holders payable out of the earnings and profits of Arbor Realty which are not attributable to capital gains of Arbor Realty and which are not effectively connected with a U.S. trade or business of the non-U.S. holder will generally be subject to U.S. withholding tax at the rate of 30%, unless reduced by treaty. Reduced treaty rates are not available to the extent that income is excess inclusion income allocated to the foreign stockholder. See “Taxation of Arbor Realty — Taxable Mortgage Pools.”
      In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of Arbor Realty stock. In cases where the dividend income from a non-U.S. holder’s investment in Arbor Realty stock is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends, such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. holder, and the income may also be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a corporation.
      Non-dividend Distributions. Unless Arbor Realty stock constitutes a U.S. real property interest (a “USRPI”), distributions by Arbor Realty which are not dividends out of the earnings and profits of Arbor

Realty will not be subject to U.S. income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of Arbor Realty’s current and accumulated earnings and profits. If Arbor Realty stock constitutes a USRPI, as described below, and a recipient non-U.S. holder owns more than 5% of the class of stock with respect to which distributions are received at any time during the taxable year of the distribution, in such case any distributions by Arbor Realty in excess of the sum of its earnings and profits plus the stockholder’s basis in its Arbor Realty stock will be taxed under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 10% of the amount by which the distribution exceeds the stockholder’s share of Arbor Realty’s earnings and profits.
      Capital Gain Dividends. Under FIRPTA, a distribution made by Arbor Realty to a non-U.S. holder, to the extent attributable to gains from dispositions of USRPIs held by Arbor Realty directly or through pass-through subsidiaries (“USRPI capital gains”), will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether the distribution is designated as a capital gain dividend. See above under “— Taxation of Non-U.S. Stockholders — Ordinary Dividends,” for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, Arbor Realty will be required to withhold tax equal to 35% of the amount of dividends to the extent the dividends constitute USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. A distribution is not a USRPI capital gain if Arbor Realty held the underlying asset solely as a creditor, although the holding of a shared appreciation mortgage loan or similarly instrument would not be solely as a creditor. Capital gain dividends received by a non-U.S. holder from a REIT that are attributable to dispositions by that REIT of assets other than USRPIs are generally not subject to U.S. income or withholding tax.
      Pursuant to the 2004 Act, a dividend by Arbor Realty attributable to gains that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, will generally not be treated as income that is effectively connected with a U.S. trade or business, and will instead be treated the same as an ordinary dividend from Arbor Realty (see “— Taxation of Non-U.S. Stockholders — Ordinary Dividends”), provided that (1) such dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient non-U.S. holder does not own more than 5% of that class of stock at any time during the taxable year in which the such dividend is received. This provision of the 2004 Act is effective for tax years beginning after December 31, 2004.
      Dispositions of Arbor Realty Stock. Unless Arbor Realty stock constitutes a USRPI, a sale of the stock by a non-U.S. holder generally will not be subject to U.S. taxation under FIRPTA. The stock will not be treated as a USRPI if less than 50% of Arbor Realty’s assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor.
      Even if the foregoing test is not met, Arbor Realty stock nonetheless will not constitute a USRPI if Arbor Realty is a “domestically controlled REIT.” A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by non-U.S. holders. Arbor Realty believes that it is, and it expects to continue to be, a domestically controlled REIT and, therefore, the sale of Arbor Realty stock should not be subject to taxation under FIRPTA. Because Arbor Realty stock is transferable, however, no assurance can be given that Arbor Realty will be a domestically controlled REIT.
      In the event that Arbor Realty does not constitute a domestically controlled REIT, a non-U.S. holder’s sale of stock nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (a) the stock owned is of a class that is “regularly traded,” as defined by applicable Treasury Department regulations, on an established securities market, and (b) the selling non-U.S. holder held 5% or less of Arbor Realty’s outstanding stock of that class at all times during a specified testing period.
      If gain on the sale of stock of Arbor Realty were subject to taxation under FIRPTA, the non-U.S. holder would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals, and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.
      Gain from the sale of Arbor Realty stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. holder in two cases: (a) if the non-U.S. holder’s investment in the Arbor Realty stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (b) if the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.
      Estate Tax. Arbor Realty stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of death will be includable in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

Taxation of Tax-Exempt Stockholders
      Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held its Arbor Realty stock as “debt financed property” within the meaning of the Internal Revenue Code (i.e. where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), and (2) the Arbor Realty stock is not otherwise used in an unrelated trade or business, distributions from Arbor Realty and income from the sale of the Arbor Realty stock should not give rise to UBTI to a tax-exempt stockholder. To the extent, however, that Arbor Realty (or a part of Arbor Realty, or a disregarded subsidiary of Arbor Realty) is a TMP, or if Arbor Realty holds residual interests in a REMIC, a portion of the dividends paid to a tax-exempt stockholder that is allocable to excess inclusion income may be subject to tax as UBTI. See “Taxation of Arbor Realty — Taxable Mortgage Pools.”
      Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under sections 501(c)(7),(c)(9),(c)(17) and (c)(20) of the Internal Revenue Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from Arbor Realty as UBTI.
      In certain circumstances, a pension trust that owns more than 10% of Arbor Realty’s stock could be required to treat a percentage of the dividends from Arbor Realty as UBTI, if Arbor Realty is a “pension-held REIT.” Arbor Realty will not be a pension-held REIT unless either (A) one pension trust owns more than 25% of the value of Arbor Realty’s stock, or (B) a group of pension trusts, each individually holding more than 10% of the value of Arbor Realty’s stock, collectively owns more than 50% of such stock. Certain restrictions on ownership and transfer of Arbor Realty’s stock should generally prevent a tax-exempt entity from owning more than 10% of the value of Arbor Realty’s stock, or Arbor Realty from becoming a pension-held REIT.
      Tax-exempt stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign tax consequences of owning Arbor Realty stock.

Other Tax Considerations

Legislative or Other Actions Affecting REITs
      The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, or in what form, the legislative proposals described above (or any other proposals affecting REITs or their stockholders) will be enacted. Changes to the federal tax laws and interpretations of federal tax laws could adversely affect an investment in Arbor Realty.
      The 2004 Act contains a number of provisions that affect the tax treatment of REITs and their stockholders. As discussed above, the 2004 Act includes provisions that generally ease compliance with certain REIT asset requirements, with the REIT 95% gross income requirement (in connection with income from hedging activities), and which grant relief in cases involving violations of the REIT asset and other requirements, provided that specified conditions are met. See “Taxation of Arbor Realty — Requirements for Qualification — General,” “— Asset Tests” and “— Income Tests.” The 2004 Act also alters the tax treatment of capital gain dividends received by foreign stockholders in some cases. See “Taxation of Stockholders — Taxation of Non-U.S. Stockholders — Capital Gain Dividends.” These changes are generally effective beginning in 2005, except that the provisions relating to the 10% asset (value) requirement have retroactive effect to 2001.

State, Local and Foreign Taxes
      Arbor Realty and its subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which it or they transact business, own property or reside. Arbor Realty owns interests in properties located in a number of jurisdictions, and may be required to file tax returns in certain of those jurisdictions. The state, local or foreign tax treatment of Arbor Realty and its stockholders may not conform to the federal income tax treatment discussed above. Any foreign taxes incurred by Arbor Realty would not pass through to stockholders as a credit against their United States federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in common stock of Arbor Realty.

PLAN OF DISTRIBUTION
      We are registering the common stock covered by this prospectus pursuant to the terms of a registration rights agreement that we entered into with JMP Securities, LLC for the benefit of the selling stockholders named herein. The shares being registered are currently owned or, with respect to some of the selling stockholders, may be acquired by the selling stockholders upon exercise of warrants to purchase our common stock. The registration of the common stock, however, does not necessarily mean that any of the common stock will be offered or sold by the selling stockholders or their respective donees, pledgees or other transferees or successors in interest under this prospectus.
      The sale of the common stock by any selling stockholder, including any donee, pledgee or other transferee who receives common stock from a selling stockholder or acquires common stock upon exercise of warrants received from a selling stockholder, may be effected from time to time by selling common stock directly to purchasers or to or through broker-dealers. In connection with any such sale, any such broker-dealer may act as agent for the selling stockholder or may purchase from the selling stockholder all or a portion of the common stock as principal, and sales may be made pursuant to any of the methods described below. These sales may be made on any securities exchange on which our common stock is then traded, in the over-the-counter market, in negotiated transactions or otherwise at prices and at terms then prevailing or at prices related to the then current market prices or at prices otherwise negotiated.
      The common stock may also be sold in one or more of the following transactions:

•	block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such securities as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;

•	purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a prospectus supplement;

•	a special offering, an exchange distribution or a secondary distribution in accordance with applicable rules promulgated by the National Association of Securities Dealers, or stock exchange rules;

•	ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers;

•	sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for such securities; and

•	sales in other ways not involving market markers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by a selling stockholder may arrange for other broker-dealers to participate.
      Broker-dealers will receive commissions or other compensation from the selling stockholder in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the common stock for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions and will be in amounts to be negotiated.
      The distribution of the common stock also may be effected from time to time in one or more underwritten transactions at a fixed price or prices that may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any such underwritten offering may be on a “best efforts” or a “firm commitment” basis. In connection with any underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from purchasers of the common stock. Underwriters may sell the common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.
      The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their common stock, nor is there any underwriter or coordinating broker-dealer acting in connection with the proposed sale of common stock by the selling stockholders. Each of the selling stockholders that is an affiliate of a broker-dealer has advised us that (i) they purchased the common stock to be offered by them pursuant to this prospectus in the ordinary course of its business and (ii) that, at the time of the purchase of the common stock, they did not have any agreement or understanding, directly or indirectly, with any person, or any intent, to distribute the common stock. We will file a supplement to this prospectus under Rule 424(b) under the Securities Act that will include any material information with respect to the plan of distribution not previously disclosed or any material change in such information. This supplement will disclose, among other information:

•	the names of the selling stockholders and of participating brokers-dealer(s);

•	the amount of common stock involved; the price at which the common stock is to be sold;

•	the commissions paid or the discounts or concessions allowed to the broker-dealer(s), where applicable;

•	that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in the prospectus; and

•	other facts material to the transaction.
      The selling stockholders and any underwriters, or brokers-dealers or agents that participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the common stock by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Because the selling stockholders may be deemed to be “underwriters” under the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act, may apply to their sales in the market.
      From time to time, the selling stockholders may pledge their common stock pursuant to the margin provisions of their customer agreements with their brokers. Upon default by a selling stockholder, the broker may offer and sell such pledged common stock from time to time. Upon a sale of the common stock, the selling stockholders intend to comply with the prospectus delivery requirements under the Securities Act by delivering a prospectus to each purchaser in the transaction. We intend to file any amendments or other necessary documents in compliance with the Securities Act that may be required in the event the selling stockholders default under any customer agreement with brokers.
      In order to comply with the securities laws of certain states, if applicable, the common stock may be sold only through registered or licensed broker-dealers. We have agreed to pay all expenses incident to the offering and sale of the common stock, other than commissions, discounts and fees of underwriters, broker-dealers or agents. We have agreed to indemnify the selling stockholders against certain losses, claims, damages, actions, liabilities, costs and expenses, including liabilities under the Securities Act.
      The selling stockholders have agreed to indemnify us, our directors and officers and each person who controls (within the meaning of the Securities Act) or is controlled by us, against any losses, claims, damages, liabilities and expenses arising under the securities laws in connection with this offering with respect to written information furnished to us by the selling stockholders.
      In addition, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

LEGAL MATTERS
      Certain legal matters regarding taxation will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters regarding the validity of the shares being registered hereby will be passed upon for us by Venable LLP, Baltimore, Maryland.
EXPERTS
      The consolidated financial statements of Arbor Realty Trust, Inc. and Subsidiaries appearing in Arbor Realty Trust, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004 (including a schedule appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements of the Structured Finance Business of Arbor Commercial Mortgage, LLC and Subsidiaries for the year ended December 31, 2002 incorporated in this prospectus by reference from Arbor Realty Trust, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report thereon, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy any reports or other information that we file with the SEC at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Washington D.C. 20549. You may also receive copies of these documents upon payment of a duplicating fee, by writing to the SEC’s Public Reference Room. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room in Washington D.C. and other locations. Our SEC filings are also available to the public from commercial documents retrieval services, at our website (www.arborrealtytrust.com) and at the SEC’s website (www.sec.gov).
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      The SEC allows us to “incorporate by reference” the information that we file with them into this prospectus. This means that we can disclose important information to you by referring you to other documents filed separately with the SEC, including our annual, quarterly and current reports. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is modified or superseded by information contained in this prospectus or any other subsequently filed document. The information incorporated by reference is an important part of this prospectus and any accompanying prospectus supplement.
      The following documents have been filed by us with the SEC and are incorporated by reference into this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	our Current Reports on Form 8-K dated January 13, 2005, January 25, 2005 and April 18, 2005; and

•	our Form 8-A filed on April 5, 2004.
      All documents that we file (but not those that we furnish) with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of shares hereby will be deemed to be incorporated by reference into this prospectus and will automatically update and supercede the information in this prospectus, any accompanying prospectus supplement and any previously filed document.
      We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such documents should be directed to Arbor Realty Trust, Inc., 333 Earle Ovington Boulevard, Uniondale, New York, 11553, Attention: Secretary (telephone no.: (516) 832-8002).

Arbor Realty Trust, Inc.
5,450,675 Shares
Common Stock

PROSPECTUS
May 13, 2005

      No person is authorized to give any information or represent anything not contained in this prospectus and any accompanying prospectus supplement. We are only offering the securities in places where sales of those securities are permitted. The information contained in this prospectus and any accompanying prospectus supplement, as well as information incorporated by reference, is current only as of the date of that information. Our business, financial condition, results of operations and prospects may have changed since that date.